
05050340

FREEDOM TO CHOOSE

2004 MERCURY GENERAL CORPORATION ANNUAL REPORT


PROCESSED
APR 15 2005

PEOPLE. CARS. FREEDOM.

CUSTOMERS, INVESTORS AND EMPLOYEES ALIKE FREELY CHOOSE MERCURY – AND IT'S NO SECRET WHY. LIKE THE MOST EXCEPTIONALLY ENGINEERED AUTOMOBILE, THE 2004 MERCURY INSURANCE GROUP FEATURES OUTSTANDING PERFORMANCE ACROSS THE BOARD. FROM MANAGEMENT'S FINE-TUNED STRATEGY OF PROFITABLE, MANAGED GROWTH, TO THE EVER INCREASING NUMBER OF CUSTOMERS SEEKING MERCURY, TO THE EXPANDING NUMBER OF STATES AND INDEPENDENT PRODUCERS WRITING MERCURY POLICIES: MERCURY IN 2004 IS ABOUT THE KIND OF RELIABILITY THAT HAS DEFINED THIS COMPANY SINCE FIRST INTRODUCED OVER FORTY YEARS AGO.



> CUSTOMERS








Hacienda Heights,

"My agent Bill Panzera took care of me when I first got out of the service. When I became established he placed me with Mercury. Bill, as an independent agent, thought that Mercury was the best all-around policy for me, and it happened to come at the best price. My whole family was with Mercury at one time. All three of my boys were added to the policy one after the other. Two of my boys are still with Mercury. I've been happy with Mercury for both the rates and the service. I've had no problems at the times that I've needed them most.



I have had two claims in the last few years. Mercury has done what I've expected them to do: quickly and proficiently. Mercury answered all of my questions in a timely fashion and was straightforward in settling my claims. I was very happy that it was a no-hassle, fair process. If I were to have an accident tomorrow, I wouldn't feel so bad because of how Mercury has taken care of me in the past without a hassle." *Mark Heinzman, Hacienda Heights, California, first insured with Mercury in 1973*

> EMPLOYEES







January 1987-present

"We are a company that will be here in the long run. We are growing and expanding, led by people who are visionaries, who are looking to the future. Mercury is a great employer that looks out for the best interests of its employees. Mercury understands it is the people that make the Company. If you're looking at a model company that provides a service to the community, a product that is necessary and affordable, that provides a very large number of people with a living: that would be Mercury.


FREEDOM TO CHOOSE

We spend the time and resources to properly investigate a claim to better service our customers and adjust their claim: that's what really sets us apart from our competition. Mercury provides a valuable service at an affordable price. I was looking for a company that I could retire with. Mercury has provided that. It has provided security: I know that Mercury is here for the long run."

Nathan Yoshimura, Rancho Cucamonga, California, Claims Branch Manager, January 1987 - present

> INVESTORS





BRUCE BERKOWITZ
President of Fairholme Funds, Inc.
an open-end management investment company based in New Jersey

"We invest in Mercury because we believe they have a sound underwriting strategy and investment policies. They are conservative in how they run the business and manage the company balance sheet. Management tells owners what they need to know and of course the Company, in our opinion, has a great paper trail in its past performance. We love the fact that management "eats their own cooking," particularly as George Joseph and his family owns a large percentage of the Company. There is an overall high level of honesty and integrity.


>>> AND THEIR

I think that Mercury understands as well as anyone that good underwriting must come first. We like the idea that Mercury is slowly becoming a national writer; overall it will give the company many more degrees of flexibility. I look at Mercury as a great place to go for sensible, level-headed people who want to be treated fairly. My investors demand a reasonable return on their investments and Mercury has given them that: capital appreciation plus a very nice dividend yield." *Bruce Berkowitz, Founder and Managing Member, Fairholme Funds, Inc.*

MERCURY FINANCIAL FACTS

$2.6 billion in written premiums in 2004

2004 total assets of $3.6 billion

Net income per share (diluted) $5.24



15% policy growth

Number of agents and brokers in 2004: 4,200+

Number of states writing auto insurance: 13

FREEDOM TO GROW

Feel the wind in your hair. Let the roof down on the wide-open road. You're feeling growth, Mercury style. Whether you're tooling down the coastal highway of California, through the gently-rolling landscape of Pennsylvania Dutch Country, past Florida's meandering orange groves, to the expanse of Arizona's Grand Canyon, the great lakes' playground that is Michigan, along Chicago's Kennedy Expressway or New Jersey's famous turnpike: you're riding along with Mercury.

KEEP ON GROWING

Built from a solid platform in California, the 2004 Mercury Insurance Group entered the personal auto insurance markets in Arizona, Pennsylvania, Michigan and Nevada during 2004, respectively the Company's tenth through thirteenth states of operation. Mercury's strategy of managed growth–of expanding agents into markets where there are potentially large pools of business without compromising Mercury's thorough underwriting standards–continues to reap rewards.

In 2004, a full 68% of Mercury's premium growth came from outside of California. Growth of policies in force nationally in 2004 was 15%. In California, Mercury maintains its commanding presence, the third largest writer of personal auto insurance based on direct premiums written. This translates into 9% of the California personal automobile insurance market with 1.1 million policies in force, a growth of 3.3% over 2003. The number of independent agents and brokers continues to soar: there are now over 4,200 agents and brokers writing Mercury across the country, an increase of 27% from 2003.

KEEP ON PERFORMING

Net premiums grew 16.7% in 2004, and Mercury's combined ratio was 89.2%, an improvement compared to the combined ratio of 94.0% in 2003. After-tax profit grew to $286 million while earnings per share of $5.24 represents an increase of 55% over 2003. Mercury has increased its dividend at least once each year since 1986 and in 2004, the dividend increased 12.1%.




2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500

95 96 97 98 99 00 01 02 03 04

MERCURY PREMIUMS WRITTEN

of dollars

MERCURY INTENDS TO CONTINUE ITS NATIONAL EXPANSION AND WILL EVENTUALLY REACH THIRTY OR MORE STATES ACROSS THE COUNTRY. THIS WILL BRING A NEW CHOICE TO DRIVERS WHO WILL BE ABLE TO EXPERIENCE FOR THEMSELVES MERCURY'S REPUTATION FOR SAVINGS, SERVICE AND SECURITY.

DISCOUNTS FOR POLICY HOLDERS

> Professional > Good Driver > Good Student > Multiple Car > Alarm/Tracking Device > Senior > Married


ALREADY DRIVERS ARE BUILDING RELATIONSHIPS WITH MERCURY THROUGH THE EVER-EXPANDING
NETWORK OF AGENTS AND BROKERS IN CALIFORNIA, GEORGIA, ILLINOIS, TEXAS, OKLAHOMA,
FLORIDA, VIRGINIA, NEW YORK, NEW JERSEY, ARIZONA, PENNSYLVANIA, MICHIGAN, AND NEVADA.

MERCURY COVERAGE OPTIONS


Bodily Injury
ice silver


Uninsured Motorist
sapphire blue


Property Damage
sunset red


Rental Car Benefit
midnight black


Comprehensive
forest green


Collision
glacier white


Medical Payment/PIP
pearl gold

"Mercury has given me peace of mind and helped me when I've needed them most which is what an insurance company is supposed to do. The rates have been good and the service excellent. I couldn't have asked for better service."

Mark Heinzman, Hacienda Heights, California, first insured with Mercury in 1973

FREEDOM TO SERVE

Get your motor running, get out on the highway...
The best vehicles do what they're made to do: they're out on the road giving you the freedom to live your life.

Backing up this freedom is an iron-clad Mercury promise: to be there at all times. From the drawing board, Mercury's first blueprint incorporated service as an integral part of the design. Superior customer satisfaction, a real human touch, and the knowledge that the customer is what drives Mercury: these are foundational principles.

INDEPENDENT AGENTS AND BROKERS

The face of Mercury is our independent agents and brokers, the people who meet with each and every person who becomes a Mercury customer to assess their individual needs. Agents or brokers work directly with Mercury's underwriting specialists, and collaborate on behalf of the customers. Over the years, these human relations create a lasting bond with our customers, loyalty that is reflected in the many long-term customers that remain with Mercury throughout generations.

CLAIMS? NO PROBLEM

Just as important to Mercury is the experience customers have when they need to make a claim. When customers first turn to their independent agent or broker to begin the claims process, they find an extensive organization designed to get customers back on the road as quickly as possible.

Mercury's claims-management is a finely-calibrated system that assesses the claim, gets the vehicle into the repair facility, and frees the customer from unnecessary stress or burden. Decisions are made with customer-service in mind: regular customer feedback is an important measure through which Mercury evaluates performance.

LOW RATES, HIGH QUALITY

Mercury's commitment to service is complemented by its ability to provide extremely competitive rates while adhering to stringent underwriting standards. The combination of competitive rates and outstanding customer service make Mercury stand out in a class of its own.




1.60
1.45
1.30
1.15
1.00
0.85
0.70
0.55
0.40
0.25
95 96 97 98 99 00 01 02 03 04

MERCURY DIVIDENDS PER SHARE

KNOWN FOR ITS INSPIRING PERFORMANCE THAT IS SURPRISINGLY AFFORDABLE, MERCURY INSURANCE GROUP IS THE VEHICLE OF CHOICE FOR MILLIONS OF POLICYHOLDERS. THEY KNOW THAT UNDER THE HOOD MERCURY IS ENGINEERED TO HAVE BOTH THE FINANCIAL STRENGTH AND

MERCURY PRODUCTS

> Commerical Automobile > Homeowners > Umbrella > Mechanical Breakdown
> Commerical Packages > Private Passenger Automobile



PASSIONATE ATTENTION TO CUSTOMERS TO BACK AND SERVICE CLAIMS. THIS GETS PEOPLE BACK ON THE ROAD QUICKLY WITH THE FREEDOM TO MOVE FORWARD. THE FREEDOM TO LIVE ONE'S LIFE THAT IS MERCURY.

MERCURY AUTOMOBILE COVERAGE


Minivans


Sedans


Convertibles


Hatchbacks


Trucks


Coupes


SUVs


Hybrids


4-Wheel Drives

"Mercury has always been extremely thorough in its underwriting. Because we pay attention to the whole risk, we evaluate not simply on driving record and car that is driven, but we take a number of factors into consideration to price the policy. Because we are so careful in our underwriting we are able to offer a highly-competitive product."

Pam Rose, Underwriting Branch Manager, 26 year Mercury employee

FREEDOM TO MOVE

Freedom to move no matter the vehicle. It is the unparalleled freedom to go where we want, when we want, how we want. The road less traveled or Main Street. Twelve-lane urban freeways or rural two lane roads. Weekend getaways or daily commutes. Carpooling with the kids or a fancy night out on the town. It is freedom to move, made possible by Mercury.

EXCEPTIONALLY RELIABLE

Exceptionally reliable, Mercury's strength gives customers the freedom to move with the knowledge that in all times and in all places, with a Mercury policy, there is strength behind them, strength that is affordable.

POWERFULLY PERFORMING

Powerfully performing, Mercury's accountable and steady management offer investors the freedom to move forward with Mercury's ongoing success as it continues its expansion to even more places, maintaining its highly competitive positioning in its markets, and adhering to underwriting standards that allow for growth, but not at any price.

ABSOLUTELY DEPENDABLE

Absolutely dependable, Mercury is an employer that recognizes that people who dedicate their professional lives to Mercury make up the backbone of the Company's strength. Mercury's human talent is why Mercury is able to do what it does, as well as it does. That so many people choose to make their careers with Mercury is a testament to the value Mercury places in people, and in turn, the trust that Mercury's people place in Mercury.

FREEDOM TO CHOOSE: MERCURY

At Mercury, we use "freedom to choose" to choose success: successful relationships with our customers, successful results for our investors, and successful associations with our employees. We use this freedom to always choose to evolve in all that we do, working tirelessly to grow the Company while at the same time never losing sight of what has brought us to this place. The 2004 Mercury Insurance Group: a legacy company today with an eye on tomorrow.



FREEDOM TO LEAD

LETTER TO SHAREHOLDERS

Mercury's emphasis on underwriting and pricing discipline has produced consistent underwriting profits for our company. Our financial results in 2004 again produced an underwriting profit. Mercury ended 2004 with a statutory combined ratio of 89.0%, an improvement over 93.6% in 2003. Highlights of the year include:

> Company-wide written premiums crossed the $2.5 billion mark with a year-to-year increase of 16.7%. Total assets grew by $490 million in 2004, exceeding $3.5 billion at year-end.

> Our California private passenger policyholder count increased by 3.3% to 1.06 million policies, representing more than 1.9 million California vehicles insured by Mercury.

> Mercury now writes more than 9.2% of the California automobile insurance market. In California, we are the third largest writer of private passenger automobile insurance based on 2003 premiums written, and the largest writer of automobile insurance through independent agents and brokers.



> Non-California written premiums were $640 million for the year, a 67.4% increase over the prior year, representing 24.2% of the Company's total premium for the year 2004, up from 16.9% at year-end 2003.

> Mercury's expansion into additional states continued in 2004, with our entry into Arizona, Pennsylvania, Michigan and Nevada. Mercury now writes private passenger automobile insurance in thirteen states.

> Profitability again improved in 2004, with diluted net income per share increasing to $5.24, an increase of 55% compared with 2003. The 2004 GAAP combined underwriting ratio was 89.2%, a year-to-year improvement of 4.8 percentage points.

In each of the last four years, Mercury's net premiums written grew by double digits: 13.4% in 2001, 29.3% in 2002, 21.6% in 2003 and 16.7% in 2004. Growth in California written premiums was 6.4% in 2004 compared to the prior year. We anticipate only modest growth in California in 2005, due to the competitive environment. This should be partially offset by our continuing expansion efforts outside of California.



The Company's largest market outside of California is Florida, where we had net premiums written of $246 million in 2004, an increase of 57.7% compared with 2003. As a result of the four hurricanes that ravaged Florida during 2004, our statutory combined ratio in Florida for the year was 101.2%. The 2004 statutory combined ratio for our Florida private passenger automobile insurance, which represents 87% of our total Florida business, was 95.2%. We have been writing homeowners insurance in Florida since the latter part of 1999; in 2004 we had net premiums written of about $15 million in Florida homeowners insurance. We will continue to make homeowners insurance available in Florida on a selective basis as a catalyst for growth in the automobile line of business.

Last year we commented on Mercury's ambitious NextGen Project – a process we initiated for migrating our proprietary back-end underwriting, claims, billing and commissions processing systems to a new platform using open systems architecture. Our goal is the development of a single proprietary software system that supports multiple states and multiple lines of business. Mercury's NextGen Team of developers, business analysts and consultants made great progress in 2004, and a state-by-state deployment of the private passenger



automobile line of business is currently scheduled to begin in 2005. Other lines of business will follow. Converting to the NextGen software ultimately will benefit Mercury by reducing expenses, facilitating our entry into new states and markets, and simplifying the ability of agents and brokers to do business with Mercury.

In 2005, Mercury's Board of Directors increased the quarterly dividend to $0.43 per share, a 16.2% increase over the quarterly dividend amount paid in 2004. Mercury's long-term financial performance has allowed us to increase our dividend every year since 1986, with the overall compound rate of increase averaging in excess of 20%. Further, since 1986, Mercury's stockholders have realized annualized returns, including dividends, of 20%.

We hope you will be able to attend our annual meeting on May 11, 2005.

Respectfully submitted,

George Joseph,
Chairman and Chief Executive Officer

Gabriel Tirador,
President and Chief Operating Officer

FREEDOM TO ACCELERATE



YEAR AFTER YEAR


27.5
25.0
22.5
20.0
17.5
15.0
12.5
10.0
07.5
05.0
00
01
02
03
04

NON-CALIFORNIA PREMIUMS AS PERCENTAGE OF TOTAL PREMIUMS

in percent


65
60
55
50
45
40
35
30
25
20
00
01
02
03
04

TRADING RANGE OF MERCURY STOCK

in dollars

PRODUCT SPECIFICATIONS BY STATE

California > Private Passenger Automobile
Homeowners
Commerical Automobile
Commercial Packages
Mechanical Breakdown
Personal Umbrella

Georgia > Private Passenger Automobile
Homeowners
Mechanical Breakdown
Personal Umbrella

Illinois > Private Passenger Automobile
Homeowners
Mechanical Breakdown
Personal Umbrella

Texas > Private Passenger Automobile
Commerical Automobile
Mechanical Breakdown

Oklahoma > Private Passenger Automobile
Homeowners
Commerical Automobile
Commercial Packages
Mechanical Breakdown
Personal Umbrella

Florida > Private Passenger Automobile
Homeowners
Commerical Automobile
Mechanical Breakdown

Virginia > Private Passenger Automobile
Mechanical Breakdown

New York > Private Passenger Automobile
Mechanical Breakdown

New Jersey > Private Passenger Automobile
Mechanical Breakdown

Arizona > Private Passenger Automobile
Mechanical Breakdown

Pennsylvania > Private Passenger Automobile
Mechanical Breakdown

Michigan > Private Passenger Automobile
Mechanical Breakdown

Nevada > Private Passenger Automobile
Mechanical Breakdown



CORPORATE INFORMATION

Mercury General Corporation
Corporate Headquarters
4484 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 937-1060
Fax: (323) 857-7116

Subsidiaries
Mercury Casualty Company
Mercury Insurance Company
Mercury Insurance Company of Illinois
Mercury Insurance Company of Georgia
Mercury Indemnity Company of Georgia
Mercury Insurance Company of Florida
Mercury Indemnity Company of America
Mercury National Insurance Company
California Automobile Insurance Company
California General Underwriters Insurance Company, Inc.
Concord Insurance Services, Inc.
Mercury Insurance Services LLC
Mercury County Mutual Insurance Company*
American Mercury Insurance Company
American Mercury Lloyds Insurance Company*
Mercury Select Management Company, Inc.
American Mercury MGA, Inc.
Mercury Group, Inc.

* Controlled by Mercury General Corporation

Corporate Counsel
Latham & Watkins LLP
Los Angeles, California

Independent Auditors
KPMG LLP
Los Angeles, California

Transfer Agent & Registrar
The Bank of New York
(800) 524-4458
Address Shareholder Inquiries to:
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286
email: shareowners@bankofny.com

Shareholder Communications
For access to all news releases and other relevant Company information visit the Mercury General Corporation website at www.mercuryinsurance.com. To request an investor package, please call (323) 857-7123.

Annual Meeting
The Annual Meeting of the Shareholders of Mercury General Corporation will be held on May 11, 2005 at 10:00 a.m. at the Radisson Wilshire Plaza Hotel, 3515 Wilshire Boulevard, Los Angeles, California. There were approximately 209 holders of record on February 28, 2005.

SEC Form 10-K
Additional copies of this report and an annual report filed with the Securities and Exchange Commission on Form 10-K are available without charge upon written request to the Chief Financial Officer of the Company at the corporate headquarters or on the website at www.mercuryinsurance.com.

DIRECTORS AND OFFICERS

Directors

George Joseph
Chairman of the Board and
Chief Executive Officer

Nathan Bessin*
Senior Partner, J. Arthur Greenfield & Co., LLP
Certified Public Accountants

Bruce A. Bunner†
Retired President, Financial Structures Ltd.

Michael D. Curtius
Executive Consultant

Richard E. Grayson†
Retired Senior Vice President, Union Bank

Charles E. McClung
Chairman, McClung Insurance Agency, Inc.

Donald P. Newell*
Senior Vice President, SCPIE Holdings, Inc.

Donald R. Spuehler*†
Retired Partner,
Law Firm of O'Melveny & Myers, LLP

Gabriel Tirador
President and Chief Operating Officer

* Member of Audit Committee and Nominating/Corporate Governance Committee
† Member of Compensation Committee

Executive Officers

George Joseph
Chairman, Chief Executive Officer

Gabriel Tirador
President and Chief Operating Officer

Bruce E. Norman
Senior Vice President – Marketing

Jack Dougherty
Vice President – Eastern Region

Maria Fitzpatrick
Vice President and Chief Information Officer

Christopher Graves
Vice President and Chief Investment Officer

Kenneth G. Kitzmiller
Vice President – Underwriting

Rick McCathron
Vice President – Western Region

Joanna Moore
Vice President and Chief Claims Officer

Peter Simon
Vice President and Chief Technology Officer

Theodore R. Stalick
Vice President and Chief Financial Officer

Judy A. Walters
Vice President – Corporate Affairs and Secretary

This Annual Report document includes Mercury General Corporation's financial statements and supporting data, management's discussion and analysis of financial condition and results of operations and quantitative and qualitative disclosures about market risks from the Company's Form 10-K filed with the Securities and Exchange Commission. This information is an integral part of this Annual Report and has been bound separately. This Annual Report is incomplete without this information.

Concept and Design: CMg Design Inc., Pasadena, CA, www.cmgdesign.com;
Writing: David Novak; Photography: Harry Varnos Studios, Inc., Tony LaBruno Photography; Cover: The Corvette Emblem is a trademark of GM, Corp.

SOME OF THE MANY FACES OF MERCURY


MERCURY
GENERAL CORPORATION

WWW.MERCURYINSURANCE.COM

FREEDOM TO SUCCEED

2004 MERCURY GENERAL CORPORATION
FINANCIAL REVIEW



TABLE OF CONTENTS

MERCURY FINANCIAL HIGHLIGHTS

All dollar figures in thousands, except per share data	2004	2003	2002	2001	2000
Earned premiums	**$ 2,528,636**	$ 2,145,047	$ 1,741,527	$ 1,380,561	$ 1,249,259
Combined ratio (GAAP Basis)	**89.2%**	94.0%	98.8%	99.6%	98.5%
Per share data					
Diluted net income	**$ 5.24**	$ 3.38	$ 1.21	$ 1.94	$ 2.02
Diluted net realized gains (losses)*	**$ 0.30**	$ 0.13	$ (0.84)	$ 0.08	$ 0.05
Dividends declared	**$ 1.48**	$ 1.32	$ 1.20	$ 1.06	$ 0.96
Book value	**$ 26.77**	$ 23.07	$ 20.21	$ 19.72	$ 19.08
Diluted average shares (000's)	**54,633**	54,547	54,502	54,382	54,258
Period-end shares (000's)	**54,515**	54,424	54,362	54,277	54,193
Total assets	**$ 3,609,743**	$ 3,119,766	$ 2,645,296	$ 2,316,540	$ 2,142,263
Total investments	**$ 2,921,042**	$ 2,539,514	$ 2,150,658	$ 1,936,171	$ 1,794,961
Shareholders' equity	**$ 1,459,548**	$ 1,255,503	$ 1,098,786	$ 1,069,711	$ 1,032,905
Return on average equity**	**19.9%**	15.0%	10.3%	9.6%	11.0%
Premiums to surplus ratio	**1.9 to 1**	1.9 to 1	1.8 to 1	1.4 to 1	1.3 to 1

* Net of income tax effect
** Excluding net realized investment gains (losses)

TEN YEAR SUMMARY

All dollar figures in thousands, except per share data	2004	2003
Operating Results (GAAP Basis):		
Net premiums written after reinsurance	$ 2,646,704	$ 2,268,778
Increase in unearned premiums	(118,068)	(123,731)
Earned premiums	2,528,636	2,145,047
Losses and loss adjustment expenses	1,582,254	1,452,051
Underwriting expenses	673,838	564,609
Net investment income	109,681	104,520
Net realized investment gains (losses)	25,065	11,207
Other income	4,775	4,743
Interest expense	4,222	3,056
Income before income taxes	407,843	245,801
Income tax expense (benefit)	121,635	61,480
Net income	$ 286,208	$ 184,321
Net income per share (basic)	$ 5.25	$ 3.39
Net income per share (diluted)	$ 5.24	$ 3.38
Operating ratios		
Loss ratio	62.6%	67.7%
Expense ratio	26.6%	26.3%
Combined ratio	89.2%	94.0%
Investments:		
Total investments	$ 2,921,042	$ 2,539,514
Yield on average investments		
Before taxes	4.1%	4.5%
After taxes	3.6%	4.0%
Financial Condition:		
Total assets	$ 3,609,743	$ 3,119,766
Unpaid losses and loss adjustment expenses	900,744	797,927
Unearned premiums	799,679	681,745
Notes payable	124,743	124,714
Policyholders' surplus	1,361,072	1,169,427
Total shareholders' equity	1,459,548	1,255,503
Book value per share	$ 26.77	$ 23.07
Other Information:		
Return on average shareholders' equity	19.9%	15.0%
Average shares outstanding (in thousands)	54,471	54,402
Shares outstanding at year-end (in thousands)	54,515	54,424
Dividends per share	$ 1.48	$ 1.32
Price range (bids) of common stock	$60.26-46.29	$ 50.30-33.50

1998	1997	1996	1995
$ 1,144,051	$ 1,086,241	$ 795,873	$ 636,590
(22,467)	(54,961)	(41,149)	(20,264)
1,121,584	1,031,280	754,724	616,326
684,468	654,729	501,858	416,556
297,533	258,462	184,512	150,760
96,169	86,812	70,180	62,964
(1,340)	4,973	(3,173)	1,048
5,710	4,881	3,233	3,341
4,842	4,976	2,004	2,040
235,280	209,779	136,590	114,323
57,754	53,473	30,826	24,022
$ 177,526	$ 156,306	$ 105,764	$ 90,301
$ 3.23	$ 2.84	$ 1.93	$ 1.65
$ 3.21	$ 2.82	$ 1.92	$ 1.65
61.0%	63.5%	66.5%	67.6%
26.6%	25.1%	24.4%	24.4%
87.6%	88.6%	90.9%	92.0%
$ 1,590,645	$ 1,448,248	$ 1,168,287	$ 923,194
6.5%	6.9%	7.2%	7.6%
5.9%	6.2%	6.5%	6.9%
$ 1,877,025	$ 1,725,532	$ 1,419,927	$ 1,081,656
405,976	409,061	336,685	253,546
338,006	320,565	272,139	168,404
78,000	75,000	75,000	25,000
767,223	679,359	594,799	479,114
917,375	799,592	641,222	565,188
$ 16.80	$ 14.51	$ 11.69	$ 10.34
20.8%	21.2%	17.9%	17.5%
55,003	54,997	54,794	54,623
54,684	55,125	55,008	54,886
$ 0.70	$ 0.58	$ 0.48	$ 0.40
$ 69.44-33.25	$ 55.50-26.13	$ 29.13-19.88	$ 24.88-14.13

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

Mercury General Corporation and its subsidiaries (collectively, the "Company") is headquartered in Los Angeles, California and operates primarily as a personal automobile insurer selling policies through a network of independent agents and brokers in thirteen states. The Company also offers homeowners insurance, mechanical breakdown insurance, commercial and dwelling fire insurance, umbrella insurance, commercial automobile and commercial property insurance. Private passenger automobile lines of insurance accounted for approximately 87% of the $2.6 billion of the Company's gross premiums written in 2004, with approximately 76% of the private passenger automobile premiums written in California.

This overview discusses some of the relevant factors that management considers in evaluating the Company's performance, prospects and risks. It is not all-inclusive and is meant to be read in conjunction with the entirety of the management discussion and analysis, the Company's financial statements and notes thereto and all other items contained within this Annual Report and the Company's filings with the Securities and Exchange Commission.

ECONOMIC AND INDUSTRY WIDE FACTORS

- Regulatory — The insurance industry is subject to strict state regulation and oversight and is governed by the laws of each state in which each insurance company operates. State regulators generally have substantial power and authority over insurance companies including, in some states, approving rate changes and rating factors and establishing minimum capital and surplus requirements. In many states, the insurance commissioner is an elected office and newly-elected commissioners may emphasize different agendas or interpret existing regulations differently than previous commissioners. In California, the Company's largest market, the current commissioner took office in January 2003. It is uncertain how any regulatory changes implemented by the California insurance commissioner, or the insurance commissioner in any other state in which the Company operates, will be resolved and how it will impact the Company's operations.

- Cost uncertainty — Because insurance companies pay claims after premiums are collected, the ultimate cost of an insurance policy is not known until well after the policy revenues are earned. Consequently, significant assumptions are made when establishing insurance rates and loss reserves. While insurance companies use sophisticated models and experienced actuaries to assist in setting rates and establishing loss reserves, there can be no assurance that current rates or current reserve estimates will be adequate. Furthermore, there can be no assurance that insurance regulators will approve rate increases when the Company's actuarial analysis shows that they are needed.

- Inflation — The largest cost component for automobile insurers are losses which include medical costs and replacement automobile parts and labor repair costs. There has recently been significant variation in the overall increases in

2002	2001	2000	1999
$ 1,865,046	$ 1,442,886	$ 1,272,447	$ 1,206,171
(123,519)	(62,325)	(23,188)	(17,864)
1,741,527	1,380,561	1,249,259	1,188,307
1,268,243	1,010,439	901,781	789,103
453,260	364,005	328,390	318,074
113,083	114,511	106,466	99,374
(70,412)	6,512	3,944	(11,929)
2,073	5,396	6,349	4,924
4,100	7,727	7,292	4,960
60,668	124,809	128,555	168,539
(5,437)	19,470	19,189	34,830
$ 66,105	$ 105,339	$ 109,366	$ 133,709
$ 1.22	$ 1.94	$ 2.02	$ 2.45
$ 1.21	$ 1.94	$ 2.02	$ 2.44
72.8%	73.2%	72.2%	66.5%
26.0%	26.4%	26.3%	26.8%
98.8%	99.6%	98.5%	93.3%
$ 2,150,658	$ 1,936,171	$ 1,794,961	$ 1,575,465
5.6%	6.3%	6.2%	6.2%
4.9%	5.4%	5.6%	5.6%
$ 2,645,296	$ 2,316,540	$ 2,142,263	$ 1,906,367
679,271	534,926	492,220	434,843
560,649	434,720	377,813	352,601
128,859	129,513	107,889	92,000
1,014,935	1,045,104	954,753	853,794
1,098,786	1,069,711	1,032,905	909,591
$ 20.21	$ 19.72	$ 19.08	$ 16.73
10.3%	9.6%	11.0%	15.5%
54,314	54,182	54,100	54,596
54,362	54,277	54,193	54,425
$ 1.20	$ 1.06	$ 0.96	$ 0.84
$ 51.15-37.25	$44.50-32.00	$44.88-21.06	$ 45.50-20.94

medical cost inflation and it is often a year or more after the respective fiscal period ends before sufficient claims have closed for the inflation rate to be known with a reasonable degree of certainty. Therefore, it can be difficult to establish reserves and set premium rates, particularly when actual inflation rates are higher or lower than anticipated. The Company currently estimates low single digit inflation rates on bodily injury coverages for its major California personal automobile lines for the 2003 and 2004 accident years. The inflation rate for these accident years is the most difficult to estimate because there remain many open claims. Should actual inflation be higher the Company could be under reserved for its losses and profit margins would be lower.

- Loss Frequency — Another component of overall loss costs is loss frequency, which is the number of claims per risks insured. There has been a long-term trend of declining loss frequency in the personal automobile insurance industry, which has benefited the industry as a whole. However, it is unknown if loss frequency in the future will continue to decline, remain flat or increase.

- Underwriting Cycle and Competition — The property and casualty insurance industry is highly cyclical, with periods of rising premium rates and shortages of underwriting capacity ("hard market") followed by periods of substantial price competition and excess capacity ("soft market"). The Company has historically seen premium growth in excess of 20% during hard markets, whereas premium growth rates during soft markets have historically been in the single digits. Many of the Company's major competitors announced better operating results in 2003 and throughout 2004. This typically signals a softening in the market, and consequently, the Company experienced a decline in the rate of growth of its policies in force in California during 2004. However, this slowing in growth in California was offset by continued growth in recently entered states such as New Jersey. The Company anticipates a further slowing of the growth rate in 2005.

REVENUES, INCOME AND CASH GENERATION

The Company generates its revenues through the sale of insurance policies, primarily covering personal automobiles and homeowners. These policies are sold through independent agents and brokers who receive a commission on average of 17% of net premiums written for selling and servicing the policies.

The Company believes that it has a more thorough underwriting process which gives the Company an advantage over its competitors. The Company views its broker and agent relationships and underwriting process as its primary competitive advantages because it allows the Company to charge lower prices yet realize better margins. See Note 10 of the Notes to Consolidated Financial Statements.

The Company also generates revenue from its investment portfolio, which was approximately $2.9 billion at the end of 2004. This investment portfolio generated nearly $110 million in pre-tax investment income during 2004. The portfolio is managed by Company personnel with a view towards maximizing after-tax yields and limiting interest rate and credit risk.

The Company's results and growth have allowed it to consistently generate positive cash flow from operations, which was $469 million in 2004. The Company's cash flow from operations has exceeded $100 million every year since 1994 and has been positive for over 20 years. Cash flows from operations has been used to pay shareholder dividends and to help support growth.

OPPORTUNITIES, CHALLENGES AND RISKS

The Company currently underwrites personal automobile insurance in thirteen states: nine states entered into in previous years, California, Florida, Texas, Oklahoma, Georgia, Illinois, New York, Virginia and New Jersey, and four states entered during 2004, Arizona, Pennsylvania, Michigan and Nevada. The Company expects to continue its growth by expanding into new states in future years with the objective of achieving greater geographic diversification, so that non-California premiums eventually account for as much as half of the Company's total premiums.

There are, however, challenges and risks involved in entering each new state, including establishing adequate rates without any operating history in the state, working with a new regulatory regime, hiring and training competent personnel, building adequate systems and finding qualified agents to represent the Company. The Company entered four new states during 2004 and believes that it has sufficient expertise to manage these challenges and risks to continue its expansion into additional new states. The Company does not expect to enter into any new states in 2005.

The Company is also subject to risks inherent in its business, which include but are not limited to the following:

- A catastrophe, such as a major wildfire, earthquake or hurricane can cause a significant amount of loss to the Company in a very short period of time.
- A major regulatory change, could make it more difficult for the Company to generate new business.
- A sharp upward increase in market interest rates or an equity market crash could cause a significant loss to the Company's investment portfolio.

To the extent that it is within the Company's control, the Company seeks to manage these risks in order to mitigate the effect that major events would have on the Company's financial position.

The Company is currently developing a Next Generation ("NextGen") computer system to replace its existing legacy systems that currently reside on Hewlett Packard 3000 mainframe computers. The NextGen system is being designed to be a multi-state, multi-line system that is expected to enable the Company to enter new states more rapidly, as well as respond to legislative and regulatory changes more easily than the Company's current system. The NextGen system is in the final stages of development and is expected to be placed in operation during 2005. The NextGen system is expected to cost approximately $20 million and to provide a significant positive benefit to the Company. As with any large scale technology implementation, risks associated with system implementation can occur that could significantly impact the operations of the Company, although management has expended planning and development efforts to mitigate these risks.

GENERAL

The operating results of property and casualty insurance companies are subject to significant fluctuations from quarter-to-quarter and from year-to-year due to the effect of competition on pricing, the frequency and severity of losses, including the effect of natural disasters on losses, general economic conditions, the general regulatory environment in those states in which an insurer operates, state regulation of premium rates and other factors such as changes in tax laws. The property and casualty industry has been highly cyclical, with periods of high premium rates and shortages of underwriting capacity followed by periods of severe price competition and excess capacity. These cycles can have a large impact on the ability of the Company to grow and retain business. In management's view, 2003 and 2004 were periods of very good results for companies underwriting automobile insurance. As a result, the automobile insurance market is presently extremely competitive with competitors reducing rates and increasing advertising expenditures. The Company expects this trend to continue in 2005 and consequently expects that the premium growth rate will likely decline from the levels seen in 2004 (17%) and 2003 (22%).

The Company operates primarily in the state of California, which was the only state in which it produced business prior to 1990. The Company has since expanded its operations into the following states: Georgia (1990), Illinois (1990), Oklahoma (1996), Texas (1996), Florida (1998), Virginia (2001), New York (2001) and New Jersey (2003). In 2004, the Company began writing private passenger automobile insurance in Arizona (April), Pennsylvania (June), Michigan (October) and Nevada (December).

During 2004, approximately 76% of the Company's total net premiums written were derived from California as compared to 83% in 2003. The decrease is the result of a greater portion of business written outside of California. The Company has established a diversification goal where by 2008 half of all business will be produced outside of California.

The process for implementing rate changes varies by state, with California, Georgia, New York, New Jersey, Pennsylvania and Nevada requiring prior approval from the DOI before a rate can be implemented. Illinois, Texas, Virginia, Arizona and Michigan only require that rates be filed with the DOI, while Oklahoma and Florida have a modified version of prior approval laws. In all states, the insurance code provides that rates must not be "excessive, inadequate or unfairly discriminatory."

During 2004, the Company had no rate increases in California and implemented automobile rate increases in only two of the twelve non-California states. The Company believes that its rates will remain competitive in the marketplace. During 2004, the Company continued its marketing efforts for name recognition and lead generation. The Company believes that its marketing effort combined with price and reputation makes the Company very competitive in California. During 2004, the Company incurred approximately $26 million in advertising expense.

The California Insurance Commissioner (the "Commissioner") uses rating factor regulations requiring automobile insurance rates to be determined by (1) driving safety record, (2) miles driven per year, (3) years of driving experience and (4) whatever optional factors are determined by the Commissioner to have a substantial relationship to the risk of loss and adopted by regulation. The regulations further require that each of the four factors be applied in decreasing order of importance.

The Company is participating in technical workshops conducted by the Commissioner to develop evidence regarding two alternatives for changing the way the weighting and relevance of territories is determined in the rate making process. The outcome of this matter is uncertain and the impact to the Company cannot be determined at this time.

Persistency discounts predate the Proposition 103 rate regulations. They represent discounts on policy rates extended to consumers based on the number of consecutive years insurance coverage has existed. In 1990, in response to Proposition 103's allowance of optional rating factors promulgated by the Commissioner, the Commissioner issued regulations permitting persistency as a rating factor under the new rate regulations. No further definition of persistency discount was provided. In 1994, the Commissioner conducted a market conduct examination of the Company, after which he indicated he believed Mercury's persistency discount, then awarded only to consumers serviced by the Company's agents and brokers, was unfairly discriminatory. In response to that examination, in 1995 the Company filed, and secured approval, for a persistency discount awarded to insureds with continuous coverage with any insurer — what has come to be called "portable" persistency. This discount was consistently reapproved by the Commissioner until Commissioner Harry Low took the position that only "loyalty" persistency — that is, the kind of persistency discount the Company awarded prior to 1995 — was allowable under Proposition 103.

The California DOI required all insurers offering persistency discounts to make class plan filings by January 15, 2003, removing the portability of the persistency discounts. The Company's class plans were never implemented because Senate Bill 841 was enacted during 2003 amending the California Insurance Code to allow insurers to offer products with portable persistency discounts. However, in January 2004, this legislation was overturned through judicial proceedings in the Los Angeles Superior Court. The Company intervened in the original proceedings and expects appellate review of this ruling to be heard in the second quarter of 2005. The outcome of such action is uncertain; however, in the meantime, the Company is allowed to maintain its existing portable persistency discounts. The changes made during the class plan filing indicated that removing persistency discounts is revenue neutral for the Company's existing business. The removal of persistency discounts could have an impact on the Company's price competitiveness in attracting new business and would cause many existing customer's rates to change. However, the impact of eliminating persistency discounts, if any, is undeterminable.

On October 20, 2004, the Commissioner proposed regulations which require greater disclosure of the commissions that brokers may receive from insurance companies for selling insurance policies. The proposed regulations are designed to protect consumers from undisclosed commissions and would penalize any broker who places his or her own financial or other interest above that of a client. Under the proposed regulations, brokers and agents would be required to disclose "all material facts" regarding third party compensation. Brokers would also be required to provide their clients insurance quotes from the best available insurer. The Company believes that this proposed regulation, if enacted, will not have a material impact on its business since the Company is a leading provider of competitively-priced insurance in the California marketplace.

On June 25, 2003, the California State Board of Equalization ("SBE") upheld Notices of Proposed Assessments ("NPAs") issued against the Company for tax years 1993 through 1996. In these NPAs, the California Franchise Tax Board ("FTB") disallowed a portion of the Company's expenses related to management services provided to its insurance company subsidiaries on grounds that such expenses were allocable to the Company's tax-deductible dividends from such subsidiaries. The SBE decision also resulted in a smaller disallowance of the Company's interest expense deductions than was proposed by the FTB in those years. The Company filed a petition for rehearing with the SBE and a rehearing was granted. The rehearing is expected to be held in the spring of 2005.

The Company believes that the deduction of the expenses related to management services provided to its insurance company subsidiaries is meritorious and that this is further supported by the SBE's decision to grant a rehearing on the matter. The potential net liability on the franchise tax issues in 1993 through 1996, after federal tax benefit, amounts to approximately $9 million. The Company has established a tax liability of approximately $1 million for the issues related to these tax years.

On September 29, 2004, California Governor Arnold Schwarzenegger signed into law Assembly Bill 263 ("AB 263"). The law resolves an issue raised by the FTB where they interpreted a legal ruling ("Ceridian") to eliminate a dividends received deduction ("DRD") taken by insurance companies. AB 263 provides for an 80% DRD for tax years 1997 through 2007 and an 85% DRD for tax years after 2007. The Company intends to refile its 1997 through 2003 tax returns based on the DRD established by AB 263. The tax liability for this item is included in the tax liabilities at December 31, 2004.

The Company is also involved in proceedings incidental to its insurance business. See Note 10 of Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's financial statements requires judgment and estimates. The most significant is the estimate of loss reserves as required by Statement of Financial Accounting Standards No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS No. 60") and Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS No. 5"). Estimating loss reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is needed. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials and labor rates can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. Inflation is reflected in the reserving process through analysis of cost trends and reviews of historical reserving results.

The Company performs its own loss reserve analysis and also engages the services of an independent actuary to assist in the estimation of loss reserves. The Company and the actuary do not calculate a range of loss reserve estimates but rather calculate a point estimate. Management reviews the underlying factors and assumptions that serve as the basis for preparing the reserve estimate. These include paid and incurred loss development factors, expected average costs per claim, inflation trends, expected loss ratios, industry data and other relevant information. At December 31, 2004, the Company recorded its point estimate of approximately $901 million in loss and loss adjustment expense reserves which includes approximately $259 million of incurred but not reported ("IBNR") loss reserves. IBNR includes estimates, based upon past experience, of ultimate developed costs which may differ from case estimates, unreported claims which occurred on or prior to December 31, 2004 and estimated future payments for reopened-claims reserves. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions are necessarily based upon estimates, the ultimate liability may be more or less than such provision.

The Company's loss reserves estimated at December 31, 2003 produced a redundancy of $58 million which was reflected in the financial statements as a reduction to the 2004 calendar year incurred losses. The Company attributes most of this redundancy to a change in the inflation rate assumptions used to establish reserves on the bodily injury coverage for California private passenger automobile insurance on the 2002 and 2003 accident years.

At year-end 2003, the Company had assumed bodily injury severity inflation on California private passenger automobile insurance of 9% on the 2001 accident year, 6% on the 2002 accident year and 7% on the 2003 accident year. At year-end 2004, these assumptions were reduced to 8% for 2001, 1% for 2002 and 1% for 2003. The Company reduced the inflation rate assumptions based on factors that emerged during 2004 including moderating to decreasing average amounts paid on closed claims in the 2003 and 2004 accident years and increased certainty in reserve amounts that comes through the passage of time as more claims from an accident period are closed.

The change in these inflation assumptions accounted for approximately $41 million of the decrease in the expected ultimate loss on the reserves established at December 31, 2003. Each percentage point change in the inflation rate assumption accounts for approximately $2.5 million of the redundancy on the 2002 accident year losses and approximately $5 million on the 2003 accident year losses. The effect is greater on the latter accident year because the lowering of the rate for accident year 2002 has a compounding effect on accident year 2003.

The remainder of the redundancy primarily occurred in the Company's California homeowners line of business and Florida personal automobile line of business. California homeowners had approximately $6 million in reserve redundancy and Florida personal automobile had approximately $8 million in reserve redundancy.

At December 31, 2004, the Company assumed bodily injury inflation rates of approximately 1% on the 2002, 2003 and 2004 accident years for the California automobile lines of business. The Company estimates that each percentage point change in the inflation rate assumption would impact these accident years by approximately $2.5 million individually with a compounding effect if adjusted for multiple accident years. For example, if all years were changed by 1%, 2002 would be affected by $2.5 million, 2003 by $5 million and 2004 by $7.5 million for a total of approximately $15 million.

The Company complies with the SFAS No. 60 definition of how insurance enterprises should recognize revenue on insurance policies written. The Company's insurance premiums are recognized as income ratably over the term of the policies, that is, in proportion to the amount of insurance protection provided. Unearned premiums are carried as a liability on the balance sheet and are computed on a monthly pro-rata basis. The Company evaluates its unearned premiums periodically for premium deficiencies by comparing the sum of expected claim costs, unamortized acquisition costs and maintenance costs to related unearned premiums. To the extent that any of the Company's lines of business become substantially unprofitable, then a premium deficiency reserve may be required. The Company does not expect this to occur on any of its significant lines of business.

The Company carries its fixed maturity and equity investments at market value as required for securities classified as "Available for Sale" by Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). In most cases, market valuations were drawn from trade data sources. In no case were any valuations made by the Company's management. Equity holdings, including non-sinking fund preferred stocks, are, with minor exceptions, actively traded on national exchanges, and were valued at the last transaction price on the balance sheet date. The Company constantly evaluates its investments for other than temporary declines and writes them off as realized losses through the Statement of Income, as required by SFAS No. 115, when recovery of the net book value appears doubtful. Temporary unrealized investment gains and losses are credited or charged directly to shareholders' equity as accumulated other comprehensive income (loss), net of applicable taxes. It is possible that future information will become available about the Company's current investments that would require accounting for them as realized losses due to other than temporary declines in value. The financial statement effect would be to move the unrealized loss from accumulated other comprehensive income on the Balance Sheet to realized investment losses on the Statement of Income.

The Company may have certain known and unknown potential liabilities that are evaluated using the criteria established by SFAS No. 5. These include claims, assessments or lawsuits incidental to our business. The Company continually evaluates these potential liabilities and accrues for them or discloses them in the financial statement footnotes if they meet the requirements stated in SFAS No. 5. While it is not possible to know with certainty the ultimate outcome of contingent liabilities, management does not expect them to have a material effect on the consolidated operations or financial position.

Statement of Financial Accounting Standards SFAS No. 141, "Business Combinations" ("SFAS No. 141") and Statement of Financial Accounting Standards SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") became effective January 1, 2002. SFAS No. 141 requires companies to apply the purchase method of accounting for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interest method. SFAS No. 142 changes the method by which companies may recognize intangible assets in purchase business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. In addition, it eliminates the amortization of all existing and newly acquired goodwill on a prospective basis and requires companies to assess goodwill for impairment, at least annually, based on the fair value of the reporting unit.

At December 31, 2004, the Company had on its books approximately $7.3 million in goodwill related to the 1999 acquisition of Concord and approximately $5.2 million of intangible assets with indefinite useful lives related to the MCM acquisition. As required by SFAS No. 142, the Company has assessed these assets and determined that they are not impaired.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Premiums earned in 2004 of $2,528.6 million increased 17.9% from the corresponding period in 2003. Net premiums written in 2004 of $2,646.7 million increased 16.7% over amounts written in 2003. The premium increases were principally attributable to increased policy sales in the California, Florida and New Jersey automobile lines of business and the California homeowners line of business.

Net premiums written is a non-GAAP financial measure which represents the premiums charged on policies issued during a fiscal period less any reinsurance. Net premiums written is a statutory measure used to determine production levels. Net premiums earned, the most directly comparable GAAP measure, represents the portion of premiums written that are recognized as income in the financial statements for the period presented and earned on a pro-rata basis over the term of the policies. The following is a reconciliation of total Company net premiums written to net premiums earned (000s) for the years ended December 31, 2004 and 2003, respectively:

	2004	2003
Net premiums written	$ 2,646,704	$ 2,268,778
Increase in unearned premiums	118,068	123,731
Earned premiums	$ 2,528,636	$ 2,145,047

The loss ratio (GAAP basis) in 2004 (loss and loss adjustment expenses related to premiums earned) was 62.6% in 2004 compared with 67.7% in 2003. The lower loss ratio is largely attributable to improved loss frequency on automobile claims and California homeowners claims. Automobile loss frequencies can be affected by many factors including seasonal travel, weather and fluctuations in gasoline prices. The Florida hurricanes negatively impacted the 2004 loss ratio by 0.9% compared to the 0.7% negative impact that the Southern California firestorms had on the 2003 loss ratio. Furthermore, positive development on prior accident years reduced the 2004 loss ratio by 2.3% and adverse development on prior accident years increased the 2003 loss ratio by 0.2%.

The expense ratio (GAAP basis) in 2004 (policy acquisition costs and other operating expenses related to premiums earned) was 26.6% compared with 26.3% in 2003. The increase in the expense ratio is primarily due to an increase in advertising expense and profitability related bonuses.

The combined ratio of losses and expenses (GAAP basis) is the key measure of underwriting performance traditionally used in the property and casualty insurance industry. A combined ratio under 100% generally reflects profitable underwriting results; a combined ratio over 100% generally reflects unprofitable underwriting results. The combined ratio of losses and expenses (GAAP basis) was 89.2% in 2004 compared with 94.0% in 2003 which indicates that the Company's underwriting performance contributed $272.5 million to the Company's income before income taxes of $407.8 million during 2004 versus contributing $128.4 million to the Company's income before income tax of $245.8 million in 2003.

Investment income in 2004 was $109.7 million compared with $104.5 million in 2003. The after-tax yield on average investments of $2,662.2 million (cost basis) was 3.6%, compared with 4.0% on average investments of $2,311.0 million (cost basis) in 2003. The effective tax rate on investment income was 12.6% in 2004, compared to 10.7% in 2003. The higher tax rate in 2004 reflects a shift in the mix of the Company's portfolio from non-taxable to taxable securities. Proceeds from the sale of bonds which matured or were called in 2004 totaled $363.4 million, compared to $442.5 million in 2003. Assuming market interest rates remain the same, the Company expects approximately $583 million of bonds to mature or be called in 2005. The proceeds will be reinvested into securities meeting the Company's investment profile.

Net realized investment gains in 2004 were $25.1 million, compared with net realized gains of $11.2 million in 2003. Included in the net realized investment gains are investment write-downs of $0.9 million in 2004 and $9.1 million in 2003 that the Company considered to be other-than-temporarily impaired.

The income tax provision of $121.6 million in 2004 represented an effective tax rate of 29.8% compared to an effective tax rate of 25.0% in 2003. The higher rate is primarily attributable to an increased proportion of underwriting income taxed at the full corporate rate of 35% in contrast with investment income which includes tax exempt interest and tax sheltered dividend income.

Net income in 2004 was $286.2 million or $5.24 per share (diluted) compared with $184.3 million or $3.38 per share (diluted), in 2003. Diluted per share results are based on 54.6 million average shares in 2004 and 54.5 million average shares in 2003. Basic per share results were $5.25 in 2004 and $3.39 in 2003. Included in net income are net realized investment gains, net of income tax expense, of $0.30 and $0.13 per share (diluted and basic) in 2004 and 2003, respectively.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Premiums earned in 2003 of $2,145.0 million increased 23.2% from the corresponding period in 2002. Net premiums written in 2003 of $2,268.8 million increased 21.6% over amounts written in 2002. The premium increases were principally attributable to increased policy sales and rate increases in the California, Florida and Texas automobile lines and the California homeowners' insurance lines of business.

Net premiums written is a non-GAAP financial measure which represents the premiums charged on policies issued during a fiscal period less any reinsurance. Net premiums written is a statutory measure used to determine production levels. Net premiums earned, the most directly comparable GAAP measure, represents the portion of premiums written that are recognized as income in the financial statements for the period presented and earned on a pro-rata basis over the term of the policies. The following is a reconciliation of total Company net premiums written to net premiums earned (000s) for the years ended December 31, 2003 and 2002, respectively:

	2003	2002
Net premiums written	$ 2,268,778	$ 1,865,046
Increase in unearned premiums	123,731	123,519
Earned premiums	$ 2,145,047	$ 1,741,527

The loss ratio (GAAP basis) in 2003 (loss and loss adjustment expenses related to premiums earned) was 67.7% in 2003 compared with 72.8% in 2002. The lower loss ratio is largely attributable to rate increases implemented in 2003 and improved loss frequency on automobile claims as well as California homeowners claims. Automobile loss frequencies can be affected by many factors including seasonal travel, weather and fluctuations in gasoline prices. The Southern California firestorms negatively impacted the loss ratio by 0.7% in 2003. Furthermore, adverse development on prior accident years loss reserves increased the 2003 loss ratio by 0.2% and the 2002 loss ratio by 1.5%.

The expense ratio (GAAP basis) in 2003 (policy acquisition costs and other operating expenses related to premiums earned) was 26.3% compared with 26.0% in 2002. The increase in the expense ratio is primarily due to higher profitability related bonus accruals.

The combined ratio of losses and expenses (GAAP basis) is the key measure of underwriting performance traditionally used in the property and casualty insurance industry. A combined ratio under 100% generally reflects profitable underwriting results; a combined ratio over 100% generally reflects unprofitable underwriting results. The combined ratio of losses and expenses (GAAP basis) was 94.0% in 2003 compared with 98.8% in 2002 which indicates that the Company's underwriting performance contributed $128.4 million to the Company's income before income taxes of $245.8 million during 2003 versus contributing $20.0 million to the Company's income before income tax of $60.7 million in 2002.

Investment income in 2003 was $104.5 million, compared with $113.1 million in 2002. The after-tax yield on average investments of $2,311.0 million (cost basis) was 4.04%, compared with 4.87% on average investments of $2,035.3 million (cost basis) in 2002. The effective tax rate on investment income was 10.7% in 2003, compared to 12.4% in 2002. The lower tax rate in 2003 reflects a shift in the mix of the Company's portfolio from taxable to non-taxable issues. Bonds matured and called in 2003 totaled $442.5 million, compared to $119.5 million in 2002.

Net realized investment gains in 2003 were $11.2 million, compared with net realized losses of $70.4 million in 2002. Included in the net realized investment gains (losses) are investment write-downs of $9.1 million in 2003 and $71.7 million in 2002 that the Company considered to be other-than-temporarily impaired.

The income tax provision of $61.5 million in 2003 represented an effective tax rate of 25.0% which compares with an effective tax rate of 14.7% in 2002 after excluding the effect of net realized investment gains (losses) in both years. The higher rate is primarily attributable to the increased proportion of underwriting income which is taxed at the full corporate rate of 35% in contrast with investment income which includes tax exempt interest and tax sheltered dividend income.

Net income in 2003 was $184.3 million or $3.38 per share (diluted), compared with $66.1 million or $1.21 per share (diluted), in 2002. Diluted per share results are based on 54.5 million average shares in 2003 and 2002. Basic per share results were $3.39 in 2003 and $1.22 in 2002. Included in net income in 2003 are net realized investment gains, net of income tax expense, of $0.13 per share (diluted and basic) which positively impacted the 2003 results compared to net realized investment losses, net of income tax benefit, of $0.84 per share (diluted and basic) which negatively impacted the 2002 results.

LIQUIDITY AND CAPITAL RESOURCES

Mercury General is largely dependent upon dividends received from its insurance subsidiaries to pay debt service costs and to make distributions to its shareholders. Under current insurance law, the Insurance Companies are entitled to pay, without extraordinary approval, dividends of approximately $235 million in 2005. The actual amount of dividends paid from the Insurance Companies to Mercury General during 2004 was $99 million. As of December 31, 2004, Mercury General also had approximately $31 million in fixed maturity securities, equity securities and cash that can be utilized to satisfy its direct holding company obligations.

The principal sources of funds for the Insurance Companies are premiums, sales and maturity of invested assets and dividend and interest income from invested assets. The principal uses of funds for the Insurance Companies are the payment of claims and related expenses, operating expenses, dividends to Mercury General and the purchase of investments.

Through the Insurance Companies, the Company has generated positive cash flow from operations for over twenty consecutive years and in excess of $100 million every year since 1994. During this same period, the Company has not been required to liquidate any of its fixed maturity investments to settle claims or other liabilities. Because of the Company's long track record of positive operating cash flows, it does not attempt to match the duration and timing of asset maturities with those of liabilities. Rather, the Company manages its portfolio with a view towards maximizing total return with an emphasis on after-tax income. Combined with cash and short term investments of $445.1 million at December 31, 2004, the Company believes its cash flows from operations are adequate to satisfy its liquidity requirements without the forced sale of investments. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that the Company's sources of funds will be sufficient to meet its liquidity needs or that the Company will not be required to raise additional funds to meet those needs, including future business expansion, through the sale of equity or debt securities or from credit facilities with lending institutions.

Net cash provided from operating activities in 2004 was $468.7 million, an increase of $24.2 million over the same period in 2003. This increase was primarily due to the growth in premiums reflecting increases in both policy sales and rates partially offset by an increase in loss and loss adjustment expenses paid in 2004. The Company has utilized the cash provided from operating activities primarily to increase its investment in fixed maturity securities, the purchase and development of information technology such as the Next Generation computer system and the payment of dividends to its shareholders. Excess cash was invested in short-term cash investments. Funds derived from the sale, redemption or maturity of fixed maturity investments of $760.2 million, were primarily reinvested by the Company in high grade fixed maturity securities.

The market value of all investments held at market as "Available for Sale" exceeded amortized cost of $2,796.9 million at December 31, 2004 by $124.2 million. That net unrealized gain, reflected in shareholders' equity, net of applicable tax effects, was $80.5 million at December 31, 2004, compared with $84.8 million at December 31, 2003.

At December 31, 2004, the average rating of the $2,237.2 million bond portfolio at market (amortized cost $2,156.9 million) was AA, the same average rating at December 31, 2003. Bond holdings are broadly diversified geographically, within the tax-exempt sector. Holdings in the taxable sector consist principally of investment grade issues. At December 31, 2004, bond holdings rated below investment grade totaled $50.4 million at market (cost $48.1 million) representing 1.7% of total investments. This compares to approximately $52.8 million at market (cost $53.3 million) representing 2% of total investments at December 31, 2003.

The following table sets forth the composition of the investment portfolio of the Company as of December 31, 2004:

Amounts in thousands	Amortized Cost	Market Value
Fixed maturity securities:		
U.S. government bonds and agencies	$ 153,770	$ 153,584
Municipal bonds	1,637,514	1,715,488
Mortgage-backed securities	253,408	250,963
Corporate bonds	112,170	117,158
Redeemable preferred stock	8,093	8,118
	$ 2,164,955	$ 2,245,311
Equity securities:		
Common Stock:		
Public utilities	$ 74,106	$ 102,616
Banks, trusts and insurance companies	14,286	17,865
Industrial and other	69,096	77,590
Non-redeemable preferred stock	53,065	56,291
	$ 210,553	$ 254,362

The following table illustrates the gross unrealized losses included in the Company's investment portfolio and the fair value of those securities, aggregated by investment category. The table also illustrates the length of time that they have been in a continuous unrealized loss position as of December 31, 2004.

	Less than 12 months		12 months or more		Total	
Amounts in thousands	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 629	$ 103,672	$ —	$ —	$ 629	$ 103,672
Obligations of states and political subdivisions	2,202	294,441	1,945	30,322	4,147	324,763
Corporate securities	287	34,560	37	4,167	324	38,727
Mortgage-backed securities	3,560	178,676	58	3,869	3,618	182,545
Redeemable preferred stock	8	1,230	93	1,008	101	2,238
Subtotal, debt securities	6,686	612,579	2,133	39,366	8,819	651,945
Equity securities	1,554	86,640	920	10,014	2,474	96,654
Total temporarily impaired securities	$ 8,240	$ 699,219	$ 3,053	$ 49,380	$ 11,293	$ 748,599

The Company monitors its investments closely. If an unrealized loss is determined to be other than temporary it is written off as a realized loss through the Consolidated Statement of Income. The Company's methodology of assessing other-than-temporary impairments is based on security-specific analysis as of the balance sheet date and considers various factors including the length of time and the extent to which the fair value has been less than the cost, the financial condition and the near term prospects of the issuer, whether the debtor is current on its contractually obligated interest and principal payments, and the Company's intent to hold the investment for a period of time sufficient to allow the Company to recover its costs. The Company recognized $0.9 million and $9.1 million in realized losses as other-than-temporary declines to its investment securities during 2004 and 2003, respectively.

At December 31, 2004, the Company had a net unrealized gain on all investments of $124.2 million before income taxes which is comprised of unrealized gains of $135.5 million offset by unrealized losses of $11.3 million. Unrealized losses represent 0.4% of total investments at amortized cost. Of these unrealized losses, approximately $8.8 million relate to fixed maturity investments and the remaining $2.5 million relate to equity securities. Approximately $10.6 million of the unrealized losses are represented by a large number of individual securities with unrealized losses of less than 20% of each security's amortized cost. Of these, the most significant unrealized losses relate to two municipal bonds with unrealized losses of approximately $0.6 million and $0.4 million, respectively, representing market value declines of 19% and 16% of amortized cost. The remaining $0.7 million represents unrealized losses that exceed 20% of amortized costs. The Company has concluded that the gross unrealized losses of $11.3 million at December 31, 2004 were temporary in nature. However, facts and circumstances may change which could result in a decline in market value considered to be other than temporary.

The following table presents the "aging" of pre-tax unrealized losses on investments that exceed 20% of amortized costs as of December 31, 2004:

		Aging of Unrealized Losses		
Amounts in thousands	Amortized Cost	0-6 Months	6-12 Months	Over 12 Months
Fixed Maturities:				
Investment grade	$ —	$ —	$ —	$ —
Non-Investment grade	—	—	—	—
Equity securities	$ 2,681	$ —	$ 435	$ 245
Aged unrealized losses as a % of amortized cost:				
Investment grade securities				
20-50% below amortized cost	—			
Over 50% below amortized cost	—			
Equity securities				
20-50% below amortized cost	80%			
Over 50% below amortized cost	20%			

The unrealized losses of $0.7 million in the table above relate to four equity securities whose individual unrealized losses range from $0.1 million to $0.2 million. Based upon the Company's analysis of these securities which includes third party analyst estimates, the unrealized losses on these equity securities are treated as temporary declines.

During 2004, the Company recognized approximately $26.0 million in net realized gains from the disposal (sale, call or maturity) of securities which is comprised of realized gains of $33.1 million offset by realized losses of $7.1 million. These realized losses were derived from the disposal of securities with a total amortized cost of approximately $207.9 million. Of the total realized losses, approximately $4.5 million relates to securities held as of December 2003 with an average realized loss of approximately $15,000 and no loss on any one individual security exceeding $0.4 million.

On August 7, 2001, the Company completed a public debt offering issuing $125 million of senior notes payable under a $300 million shelf registration filed with the Securities and Exchange Commission in July 2001. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon payable on August 15 and February 15 each year commencing February 15, 2002. These notes mature on August 15, 2011. The Company used the proceeds from the senior notes to retire amounts payable under existing revolving credit facilities, which were terminated. Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The swap significantly reduced the interest in 2004 and 2003 when the effective interest rate was 3.3% and 2.2%, respectively. However, if the LIBOR interest rate increases in the future as it did during 2004, the Company will incur higher interest expense in the future. The swap is accounted for as a fair value hedge under SFAS No. 133. See Quantitative and Qualitative Disclosures About Market Risk.

Under the Company's stock repurchase program, the Company may purchase over a one-year period up to $200 million of Mercury General's common stock. The purchases may be made from time to time in the open market at the discretion of management. The program will be funded by dividends received from the Company's insurance subsidiaries that generate cash flow through the sale of lower yielding tax-exempt bonds and internal cash generation. Since the inception of the program in 1998, the Company has purchased 1,266,100 shares of common stock at an average price of $31.36. The shares purchased were retired. No stock has been purchased since 2000.

The NAIC utilizes a risk-based capital formula for casualty insurance companies which establishes recommended minimum capital requirements that are compared to the Company's actual capital level. The formula was designed to capture the widely varying elements of risks undertaken by writers of different lines of insurance having differing risk characteristics, as well as writers of similar lines where differences in risk may be related to corporate structure, investment policies, reinsurance arrangements and a number of other factors. The Company has calculated the risk-based capital requirements of each of the Insurance Companies as of December 31, 2004. Each of the Insurance Companies' policyholders' statutory surplus exceeded the highest level of minimum required capital.

The Company has no direct investment in real estate that it does not utilize for operations. In January 2005, the Company completed the acquisition of a 157,000 square foot office building which houses the Company's Eastern Region operations, a portion of which was previously leased by the Company. The purchase price of $24,888,000 included cash in the amount of $13,638,000 and the assumption of a secured promissory note in the amount of $11,250,000.

The Company is currently developing a Next Generation ("NextGen") computer system to replace its existing legacy systems that currently reside on Hewlett Packard 3000 mainframe computers. The NextGen system is being designed to be a multi-state, multi-line system that is expected to enable the Company to enter new states more rapidly, as well as respond to legislative and regulatory changes more easily than the Company's current system. The NextGen system is in the final stages of development and is expected to be placed in operation during 2005. The NextGen system is expected to cost approximately $20 million and to provide a significant positive benefit to the Company.

The Company has obligations to make future payments under contracts and credit-related financial instruments and commitments. At December 31, 2004, certain long-term aggregate contractual obligations and credit-related commitments are summarized as follows:

		Payments Due by Period			
Amounts in thousands	Total	Within 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations					
Debt (including interest)	$ 188,439	$ 9,063	$ 27,188	$ 18,125	$ 134,063
Lease Obligations	25,725	6,984	12,187	5,884	670
Losses and loss adjustment expense reserves	900,744	583,887	278,696	26,438	11,723
Total Contractual Obligations	$ 1,114,908	$ 599,934	$ 318,071	$ 50,447	$ 146,456

NOTES TO CONTRACTUAL OBLIGATIONS TABLE:

The amount of interest included in the Company's debt obligations was calculated using the fixed rate of 7.25% on the senior notes issued August 2001. The Company is party to an interest rate swap of its fixed rate obligations on its senior notes for a floating rate of six month LIBOR plus 107 basis points. Using the effective annual interest rate of 3.3% in 2004, the total contractual obligations on debt would be $154 million with $4.1 million due within 1 year, $12.4 million due between 1 and 3 years, $8.3 million due in years 4 and 5 and $129.2 million due beyond 5 years. However, interest rates are currently near a 40 year low and are likely to rise in the future.

The Company's outstanding debt contains various terms, conditions and covenants which, if violated by the Company, would result in a default under the debt and could result in the acceleration of the Company's payment obligations thereunder.

Unlike many other forms of contractual obligations, loss and loss adjustment expense ("LAE") reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates.

In January 2005, the Company acquired a 157,000 square foot office building that houses its Eastern Region operations. The Company paid cash in the amount of $13,638,000 and assumed a secured promissory note in the amount of $11,250,000. Had this acquisition occurred in 2004, the table above would have reflected the following additional Contractual Obligations: Total – $13.1 million; Within 1 Year – $0.5 million; 1-3 Years – $12.6 million.

The Company places all new and renewal earthquake coverage offered with its homeowners policies through the California Earthquake Authority ("CEA"). The Company receives a small fee for placing business with the CEA. Upon the occurrence of a major seismic event, the CEA has the ability to assess participating companies for losses. These assessments are made after CEA capital has been expended and are based upon each company's participation percentage multiplied by the amount of the total assessment. Based upon the most current information provided by the CEA, the Company's maximum total exposure to CEA assessments at April 29, 2004 is approximately $47 million.

Industry and regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to statutory policyholders' surplus should not exceed 3.0 to 1. Based on the combined surplus of all of the Insurance Companies of $1,361.1 million at December 31, 2004, and net premiums written for the twelve months ended on that date of $2,646.7 million, the ratio of premium writings to surplus was approximately 1.9 to 1.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company is subject to various market risk exposures including interest rate risk and equity price risk. The following disclosure reflects estimates of future performance and economic conditions. Actual results may differ.

The Company invests its assets primarily in fixed maturity investments, which at December 31, 2004 comprised 77% of total investments at market value. Tax-exempt bonds represent 76% of the fixed maturity investments with the remaining amount consisting of sinking fund preferred stocks and taxable bonds. Equity securities account for 9% of total investments at market value. The remaining 14% of the investment portfolio consists of highly liquid short-term investments which are primarily short-term money market funds.

The value of the fixed maturity portfolio is subject to interest rate risk. As market interest rates decrease, the value of the portfolio goes up with the opposite holding true in rising interest rate environments. A common measure of the interest sensitivity of fixed maturity assets is modified duration, a calculation that utilizes maturity, coupon rate, yield and call terms to calculate an average age of the expected cash flows. The longer the duration, the more sensitive the asset is to market interest rate fluctuations.

The Company historically invested in fixed maturity investments with a goal towards maximizing after-tax yields and holding assets to the maturity or call date. Since assets with longer maturity dates tend to produce higher current yields, the Company's historical investment philosophy resulted in a portfolio with a moderate duration. However, due to the current interest rate environment, management has taken steps to reduce the duration of the Company's bond portfolio. Bond investments made by the Company typically have call options attached, which further reduce the duration of the asset as interest rates decline. Consequently, the modified duration of the bond portfolio has declined to 3.2 years at December 31, 2004 compared to 3.8 years and 4.4 years at December 31, 2003 and 2002, respectively. Given a hypothetical parallel increase of 100 basis points in interest rates, the fair value of the bond portfolio at December 31, 2004 would decrease by approximately $72 million.

At December 31, 2004, the Company's strategy for common equity investments is an active strategy which focuses on current income with a secondary focus on capital appreciation. The value of the common equity investments consists of $198.1 million in common stocks and $56.3 million in non-sinking fund preferred stocks. The common stock equity assets are typically valued for future economic prospects as perceived by the market. The non-sinking fund preferred stocks are typically valued using credit spreads to U. S. Treasury benchmarks. This causes them to be comparable to fixed income securities in terms of interest rate risk.

At December 31, 2004, the duration on the Company's non-sinking fund preferred stock portfolio was 13.3 years. This implies that an upward parallel shift in the yield curve by 100 basis points would reduce the asset value at December 31, 2004 by approximately $7.5 million, everything else remaining the same.

The common equity portfolio, representing approximately 7% of total investments at market value, consists primarily of public utility common stocks. These assets are theoretically defensive in nature and therefore have low volatility to changes in market price as measured by their Beta. Beta is a measure of a security's systematic (non-diversifiable) risk, which is the percentage change in an individual security's return for a 1% change in the return of the market. The average Beta for the Company's common stock holdings was 0.76. Based on a hypothetical 20% reduction in the overall value of the stock market, the fair value of the common stock portfolio would decrease by approximately $30 million.

Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on its $125 million fixed rate senior notes for a floating rate. The interest rate swap has the effect of hedging the fair value of the senior notes.

NEW ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123R, "Share-Based Payment" ("SFAS No. 123R") that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity instrument issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R replaces Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees;" the principles that the Company currently employs to account and report its employee stock option awards. SFAS No. 123R is effective for the first interim reporting period that begins after June 15, 2005. The Company will implement this standard in the third quarter of 2005. The Company estimates that the impact of implementing this standard will result in an annual decrease in net income of approximately $0.01 per diluted share, which is disclosed in Note 1 of the Notes to Consolidated Financial Statements.

There were no other accounting standards issued during 2004 that are expected to have a material impact on the Company's consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Certain statements in this report that are not historical fact constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may address, among other things, our strategy for growth, business development, regulatory approvals, market position, expenditures, financial results and reserves. Forward-looking statements are not guarantees of performance and are subject to important factors and events that could cause our actual business, prospects and results of operations to differ materially from the historical information contained in this Annual Report and from those that may be expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, among others: the competition currently existing in the California automobile insurance markets, our success in expanding our business in states outside of California, the impact of potential third party "bad-faith" legislation, changes in laws or regulations, the outcome of tax position challenges by the California FTB, and decisions of courts, regulators and governmental bodies, particularly in California, our ability to obtain and the timing of the approval of the California Insurance Commissioner for premium rate changes for private passenger automobile policies issued in California and similar rate approvals in other states where we do business, the level of investment yields we are able to obtain with our investments in comparison to recent yields and the market risk associated with our investment portfolio, the cyclical and general competitive nature of the property and casualty insurance industry and general uncertainties regarding loss reserve or other estimates, the accuracy and adequacy of the Company's pricing methodologies, uncertainties related to assumptions and projections generally, inflation and changes in economic conditions, changes in driving patterns and loss trends, acts of war and terrorist activities, court decisions and trends in litigation and health care and auto repair costs, and other uncertainties, and all of which are difficult to predict and many of which are beyond our control. GAAP prescribes when a Company may reserve for particular risks including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a major contingency. Reported results may therefore appear to be volatile in certain periods. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Annual Report or, in the case of any document we incorporate by reference, the date of that document. Investors also should understand that it is not possible to predict or identify all factors and should not consider the risks set forth above to be a complete statement of all potential risks and uncertainties. If the expectations or assumptions underlying our forward-looking statements prove inaccurate or if risks or uncertainties arise, actual results could differ materially from those predicted in any forward-looking statements.

QUARTERLY DATA

Summarized quarterly financial data for 2004 and 2003 is as follows (in thousands except per share data):

Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
2004				
Earned premiums	**$ 591,937**	**$ 620,432**	**$ 648,165**	**$ 668,102**
Income before income taxes	**$ 96,285**	**$ 111,051**	**$ 88,875**	**$ 111,632**
Net income	**$ 68,816**	**$ 78,134**	**$ 65,129**	**$ 74,129**
Basic earnings per share	**$ 1.26**	**$ 1.43**	**$ 1.20**	**$ 1.36**
Diluted earnings per share	**$ 1.26**	**$ 1.43**	**$ 1.19**	**$ 1.36**
Dividends declared per share	**$ .37**	**$ .37**	**$ .37**	**$ .37**
2003				
Earned premiums	$ 500,666	$ 525,072	$ 546,638	$ 572,671
Income before income taxes	$ 54,771	$ 57,060	$ 67,663	$ 66,307
Net income	$ 42,108	$ 43,372	$ 49,615	$ 49,226
Basic earnings per share	$ .77	$ .80	$ .91	$ .90
Diluted earnings per share	$ .77	$ .80	$ .91	$ .90
Dividends declared per share	$ .33	$ .33	$ .33	$ .33

CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands, except share amounts	December 31, 2004	2003
Assets		
Investments:		
Fixed maturities available for sale (amortized cost $2,164,955 in 2004 and $1,856,083 in 2003)	**$ 2,245,311**	$ 1,945,309
Equity securities available for sale (cost $210,553 in 2004 and $223,113 in 2003)	**254,362**	264,393
Short-term cash investments, at cost, which approximates market	**421,369**	329,812
Total investments	**2,921,042**	2,539,514
Cash	**23,714**	36,964
Receivables:		
Premiums receivable	**284,690**	231,277
Premium notes	**23,702**	22,620
Accrued investment income	**28,855**	26,585
Other	**30,415**	18,612
Total receivables	**367,662**	299,094
Deferred policy acquisition costs	**174,840**	146,951
Fixed assets, net	**88,645**	79,286
Other assets	**33,840**	17,957
Total assets	**$ 3,609,743**	$ 3,119,766
Liabilities and Shareholders' Equity		
Losses and loss adjustment expenses	**$ 900,744**	$ 797,927
Unearned premiums	**799,679**	681,745
Notes payable	**124,743**	124,714
Loss drafts payable	**82,245**	79,960
Accounts payable and accrued expenses	**138,836**	99,389
Current income tax	**10,123**	11,441
Deferred income tax	**30,606**	17,808
Other liabilities	**63,219**	51,279
Total liabilities	**2,150,195**	1,864,263
Commitments and contingencies		
Shareholders' equity:		
Common stock without par value or stated value: Authorized 70,000,000 shares; issued and outstanding 54,514,693 shares in 2004 and 54,424,128 in 2003	**60,206**	57,453
Accumulated other comprehensive income	**80,549**	84,833
Retained earnings	**1,318,793**	1,113,217
Total shareholders' equity	**1,459,548**	1,255,503
Total liabilities and shareholders' equity	**$ 3,609,743**	$ 3,119,766

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Amounts expressed in thousands, except per share data	Three years ended December 31, 2004	2003	2002
Revenues:			
Earned premiums	**$ 2,528,636**	$ 2,145,047	$ 1,741,527
Net investment income	**109,681**	104,520	113,083
Net realized investment gains (losses)	**25,065**	11,207	(70,412)
Other	**4,775**	4,743	2,073
Total revenues	**2,668,157**	2,265,517	1,786,271
Expenses:			
Losses and loss adjustment expenses	**1,582,254**	1,452,051	1,268,243
Policy acquisition costs	**562,553**	473,314	378,385
Other operating expenses	**111,285**	91,295	74,875
Interest	**4,222**	3,056	4,100
Total expenses	**2,260,314**	2,019,716	1,725,603
Income before income taxes	**407,843**	245,801	60,668
Income tax expense (benefit)	**121,635**	61,480	(5,437)
Net income	**$ 286,208**	$ 184,321	$ 66,105
Basic earnings per share	**$ 5.25**	$ 3.39	$ 1.22
Diluted earnings per share	**$ 5.24**	$ 3.38	$ 1.21

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Amounts expressed in thousands	Three years ended December 31, 2004	2003	2002
Net income	**$ 286,208**	$ 184,321	$ 66,105
Other comprehensive income (loss), before tax:			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during period	**14,127**	71,502	(30,623)
Less: reclassification adjustment for net losses (gains) included in net income	**(20,701)**	(5,790)	69,303
Other comprehensive income (loss), before tax	**(6,574)**	65,712	38,680
Income tax expense (benefit) related to unrealized holding gains (losses) arising during period	**4,955**	25,046	(10,741)
Income tax expense (benefit) related to reclassification adjustment for (gains) losses included in net income	**(7,245)**	(2,027)	24,256
Comprehensive income, net of tax	**$ 281,924**	$ 227,014	$ 91,270

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Amounts expressed in thousands	2004	2003	2002
	Three years ended December 31,		
Common stock, beginning of year	**$ 57,453**	$ 55,933	$ 53,955
Proceeds of stock options exercised	**2,188**	1,331	1,581
Tax benefit on sales of incentive stock options	**565**	189	389
Release of common stock by the ESOP	**—**	—	8
Common stock, end of year	**60,206**	57,453	55,933
Accumulated other comprehensive income, beginning of year	**84,833**	42,140	16,975
Net (decrease) increase in other comprehensive income, net of tax	**(4,284)**	42,693	25,165
Accumulated other comprehensive income, end of year	**80,549**	84,833	42,140
Unearned ESOP compensation, beginning of year	**—**	—	(1,000)
Amortization of unearned ESOP compensation	**—**	—	1,000
Unearned ESOP compensation, end of year	**—**	—	—
Retained earnings, beginning of year	**1,113,217**	1,000,713	999,781
Net income	**286,208**	184,321	66,105
Dividends paid to shareholders	**(80,632)**	(71,817)	(65,173)
Retained earnings, end of year	**1,318,793**	1,113,217	1,000,713
Total shareholders' equity	**$ 1,459,548**	$ 1,255,503	$ 1,098,786

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands	Three years ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	**$ 286,208**	$ 184,321	$ 66,105
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation	**16,192**	16,126	10,233
Net realized investment (gains) losses	**(25,065)**	(11,207)	70,412
Bond amortization (accretion), net	**7,797**	2,883	(6,982)
Increase in premiums receivable	**(53,413)**	(44,831)	(42,834)
Increase in premium notes receivable	**(1,082)**	(859)	(4,505)
(Decrease) increase in reinsurance recoveries	**(8,772)**	2,736	(955)
Increase in deferred policy acquisition costs	**(27,889)**	(27,916)	(25,744)
Increase in unpaid losses and loss adjustment expenses	**102,817**	118,656	144,345
Increase in unearned premiums	**117,934**	121,096	114,929
Increase in premiums collected in advance	**12,019**	7,305	7,558
Increase in loss drafts payable	**2,285**	15,614	10,717
Decrease (increase) in accrued income taxes, excluding deferred tax on change in unrealized gain	**13,698**	16,601	(27,003)
Increase in accounts payable and accrued expenses	**39,447**	38,119	14,632
Other, net	**(13,513)**	5,808	11,654
Net cash provided from operating activities	**468,663**	444,452	342,562
Cash flows from investing activities:			
Fixed maturities available for sale:			
Purchases	**(1,076,940)**	(854,883)	(480,335)
Sales	**396,815**	122,212	327,464
Calls or maturities	**363,372**	442,465	119,460
Equity securities available for sale:			
Purchases	**(247,401)**	(217,681)	(207,535)
Sales	**278,346**	228,588	216,565
(Increase) decrease in receivable from securities	**(716)**	6,709	(1,246)
Increase in short-term cash investments	**(91,557)**	(43,006)	(214,855)
Purchase of fixed assets	**(26,185)**	(35,015)	(29,389)
Sale of fixed assets	**797**	1,418	2,241
Net cash used in investing activities	**$ (403,469)**	$ (349,193)	$ (267,630)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

Amounts expressed in thousands	Three years ended December 31, 2004	2003	2002
Cash flows from financing activities:			
Net payments under credit arrangements	**$ —**	$ —	$ (1,000)
Dividends paid to shareholders	**(80,632)**	(71,817)	(65,173)
Proceeds from stock options exercised	**2,188**	1,331	1,581
Payments on ESOP loan	**—**	(1,000)	(1,000)
Net cash used in financing activities	**(78,444)**	(71,486)	(65,592)
Net (decrease) increase in cash	**(13,250)**	23,773	9,340
Cash:			
Beginning of the year	**36,964**	13,191	3,851
End of the year	**$ 23,714**	$ 36,964	$ 13,191

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND PRESENTATION

The Company operates as a private passenger automobile insurer selling policies through a network of independent agents and brokers in thirteen states. The Company also offers homeowners insurance, commercial automobile and property insurance, mechanical breakdown insurance, commercial and dwelling fire insurance and umbrella insurance. The private passenger automobile lines of insurance exceeded 87% of the Company's net premiums written in 2004, 2003 and 2002, with approximately 76%, 84% and 86% of the private passenger automobile premiums written in the state of California during 2004, 2003 and 2002, respectively.

The consolidated financial statements include the accounts of Mercury General Corporation (the Company) and its wholly-owned subsidiaries, Mercury Casualty Company, Mercury Insurance Company, California Automobile Insurance Company, California General Underwriters Insurance Company, Inc., Mercury Insurance Company of Georgia, Mercury Insurance Company of Illinois, Mercury Insurance Company of Florida, Mercury Indemnity Company of Georgia, Mercury National Insurance Company (formerly known as Mercury Indemnity Company of Illinois), Mercury Indemnity Company of America (formerly known as Mercury Indemnity Company of Florida), Mercury Insurance Services, LLC (MISLLC), American Mercury Insurance Company (AMIC), Mercury Select Management Company, Inc. (MSMC) (formerly known as AFI Management Company, Inc.), American Mercury Lloyds Insurance Company (AML) and Mercury County Mutual Insurance Company (MCM). American Mercury MGA, Inc. (AMMGA), is a wholly owned subsidiary of AMIC. AML is not owned by the Company, but is controlled by the Company through its attorney-in-fact, MSMC. MCM is not owned by the Company, but is controlled through a management contract and therefore its results are included in the consolidated financial statements. The consolidated financial statements also include Concord Insurance Services, Inc., (Concord) a Texas insurance agency owned by the Company. All of the subsidiaries as a group, including AML and MCM, but excluding MSMC, AMMGA, MISLLC and Concord, are referred to as the Insurance Companies. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which differ in some respects from those filed in reports to insurance regulatory authorities. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions in the preparation of these consolidated financial statements relate to loss and loss adjustment expenses. Actual results could differ from those estimates.

INVESTMENTS

Fixed maturities available for sale include those securities that management intends to hold for indefinite periods, but which may be sold in response to changes in interest rates, tax planning considerations or other aspects of asset/liability management. Fixed maturities available for sale, which include bonds and sinking fund preferred stocks, are carried at market. Investments in equity securities, which include common stocks and non-redeemable preferred stocks, are carried at market. Short-term cash investments are carried at cost, which approximates market.

In most cases, the market valuations were drawn from standard trade data sources. In no case were any valuations made by the Company's management. Fixed maturities at amortized cost to first call date are adjusted for anticipated prepayments. Mortgage-backed securities at amortized cost are adjusted for anticipated prepayment using the prospective method. Equity holdings, including non-sinking fund preferred stocks, are, with minor exceptions, actively traded on national exchanges and were valued at the last transaction price on the balance sheet date.

Temporary unrealized investment gains and losses on securities available for sale are credited or charged directly to shareholders' equity as accumulated other comprehensive income, net of applicable tax effects. When a decline in value of fixed maturities or equity securities is considered other than temporary, a loss is recognized in the consolidated statements of income. Realized gains and losses are included in the consolidated statements of income based upon the specific identification method.

The Company writes covered call options through listed exchanges and over-the-counter. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Company on the expiration date as realized gains from investments. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Company has realized a gain or loss. The Company, as writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written option.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), the Company categorizes all of its investments in debt and equity securities as available for sale. Accordingly, all investments, including cash and short-term cash investments, are carried on the balance sheet at their fair value. The carrying amounts and fair values for investment securities are disclosed in Note 2 of the Notes to Consolidated Financial Statements and were drawn from standard trade data sources such as market and broker quotes. The carrying value of receivables, accounts payable and other liabilities is equivalent to the estimated fair value of those items. The notes payable are carried at their book value which is calculated as the principal less unamortized discount on the senior debt. The terms of the note are discussed in Note 5 of the Notes to Consolidated Financial Statements.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets represent the excess of the purchase price of acquired businesses over the fair value of net assets acquired using the purchase method of accounting. Included in the Company's consolidated balance sheets are goodwill of $7.3 million and other intangible assets of $5.2 million. The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), as of January 1, 2002. The goodwill and other intangible assets were determined to have an indefinite useful life and in accordance with SFAS No. 142 are not amortized, but tested for impairment annually or more frequently if circumstances indicate potential impairment. The fair values of goodwill and other intangibles are measured annually based upon projected discounted operating cash flows using a market rate of interest to discount the cash flows. No impairment was recorded during the three years ended December 31, 2004.

PREMIUM INCOME RECOGNITION

Insurance premiums are recognized as income ratably over the term of the policies. Unearned premiums are computed on a monthly pro rata basis. Unearned premiums are stated gross of reinsurance deductions, with the reinsurance deduction recorded in other assets.

Net premiums written during 2004, 2003 and 2002 were $2,646,704,000, $2,268,778,000 and $1,865,046,000, respectively.

One broker produced direct premiums written of approximately 14%, 16% and 16% of the Company's total direct premiums written during 2004, 2003 and 2002, respectively. No other agent or broker accounted for more than 2% of direct premiums written.

PREMIUM NOTES

Premium notes receivable represent the balance due to the Company from policyholders who elect to finance their premiums over the policy term. The Company requires both a down payment and monthly payments as part of its financing program. Premium finance fees are charged to policyholders who elect to finance premiums. The fees are charged at rates that vary with the amount of premium financed. Premium finance fees are recognized over the term of the premium note based upon the effective yield.

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs related to unearned premiums, which consist of commissions, premium taxes and certain other underwriting costs, which vary directly with and are directly related to the production of business, are deferred and amortized to expense ratably over the terms of the policies. Deferred acquisition costs are limited to the amount which will remain after deducting from unearned premiums and anticipated investment income the estimated losses and loss adjustment expenses and the servicing costs that will be incurred as the premiums are earned. The Company does not defer advertising expenses.

LOSSES AND LOSS ADJUSTMENT EXPENSES

The liability for losses and loss adjustment expenses is based upon the accumulation of individual case estimates for losses reported prior to the close of the accounting period, plus estimates, based upon past experience, of ultimate developed costs which may differ from case estimates and of unreported claims. The liability is stated net of anticipated salvage and subrogation recoveries. The amount of reinsurance recoverable is included in other receivables.

Estimating loss reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is needed. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials and labor rates can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions are necessarily based upon estimates, the ultimate liability may be more or less than such provisions.

DEPRECIATION

Buildings and furniture and equipment are stated at cost and depreciated over 30-year and 3-year to 10-year periods, respectively, on a combination of straight-line and accelerated methods. Automobiles are depreciated over 5 years, using an accelerated method.

EARNINGS PER SHARE

Earnings per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share," which requires presentation of basic and diluted earnings per share for all publicly traded companies. Note 13 of the Notes to Consolidated Financial Statements contains the required disclosures which make up the calculation of basic and diluted earnings per share.

SEGMENT REPORTING

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way information about operating segments is reported in financial statements. The Company does not have any operations that require separate disclosure as operating segments.

INCOME TAXES

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

REINSURANCE

Liabilities for unearned premiums and unpaid losses are stated in the accompanying consolidated financial statements before deductions for ceded reinsurance. The ceded amounts are immaterial and are carried in other assets and other receivables. Earned premiums are stated net of deductions for ceded reinsurance.

The Insurance Companies, as primary insurers, will be required to pay losses in their entirety in the event that the reinsurers are unable to discharge their obligations under the reinsurance agreements.

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid during 2004, 2003 and 2002, was $3,329,000, $3,087,000 and $6,435,000, respectively. Income taxes paid were $107,277,000 in 2004, $44,697,000 in 2003 and $21,154,000 in 2002.

The tax benefit realized on stock options exercised and included in cash provided from operations in 2004, 2003 and 2002 was $565,000, $189,000 and $389,000, respectively.

In 2003, notes payable with a discounted value of $4,315,000 were canceled in accordance with terms of a Purchase and Sale Agreement between the Company and Employers Reinsurance Corporation.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year balances to conform to the current year presentation.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation under the accounting methods prescribed by Accounting Principles Board ("APB") Opinion No. 25, as allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure".

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition of SFAS No. 123:

	Year ended December 31,		
Amounts in thousands, except per share	**2004**	**2003**	**2002**
Net income, as reported	**$ 286,208**	$ 184,321	$ 66,105
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effect	**(549)**	(560)	(485)
Proforma net income	**$ 285,659**	$ 183,761	$ 65,620
Earnings per share:			
Basic — as reported	**$ 5.25**	$ 3.39	$ 1.22
Basic — pro forma	**$ 5.24**	$ 3.38	$ 1.21
Diluted — as reported	**$ 5.24**	$ 3.38	$ 1.21
Diluted — pro forma	**$ 5.23**	$ 3.37	$ 1.21

Calculations of the fair value under the method prescribed by SFAS No. 123 were made using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002: dividend yield of 2.5 percent in 2004, 2.8 percent in 2003 and 3.2 percent for 2002, expected volatility of 29.4 percent in 2004, 35.0 percent in 2003 and 33.6 percent in 2002 and expected lives of 6 years for all years. The risk-free interest rates used were 3.9 percent for options granted in 2004, 3.2 percent for options granted during 2003 and 4.4 percent for the options granted during 2002.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123R, "Share-Based Payment" ("SFAS No. 123R") that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity instrument issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R replaces Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," the principles that the Company currently employs to account and report its employee stock option awards. SFAS No. 123R is effective for the first interim reporting period that begins after June 15, 2005. The Company will implement this standard in the third quarter of 2005. The Company believes that the impact of implementing this standard will result in an annual decrease in net income of approximately $0.01 per diluted share.

There were no other accounting standards issued during 2004 that are expected to have a material impact on the Company's consolidated financial statements.

NOTE 2. INVESTMENTS AND INVESTMENT INCOME

A summary of net investment income is shown in the following table:

	Year ended December 31,		
Amounts in thousands	**2004**	**2003**	**2002**
Interest and dividends on fixed maturities	**$ 95,340**	$ 87,586	$ 95,124
Dividends on equity securities	**10,963**	14,752	15,478
Interest on short-term cash investments	**4,796**	3,339	2,951
Total investment income	**111,099**	105,677	113,553
Investment expense	**1,418**	1,157	470
Net investment income	**$ 109,681**	$ 104,520	$ 113,083

A summary of net realized investment gains (losses) is as follows:

	Year ended December 31,		
Amounts in thousands	**2004**	**2003**	**2002**
Net realized investment gains (losses):			
Fixed maturities	**$ (82)**	$ 3,198	$ (34,550)
Equity securities	**25,147**	8,009	(35,862)
	$ 25,065	$ 11,207	$ (70,412)

Gross gains and losses realized on the sales of investments (excluding calls and other than temporarily impaired securities) are shown below:

	Year ended December 31,		
Amounts in thousands	**2004**	**2003**	**2002**
Fixed maturities available for sale:			
Gross realized gains	**$ 474**	$ 4,529	$ 11,807
Gross realized losses	**(1,316)**	(1,161)	(12,894)
Net	**$ (842)**	$ 3,368	$ (1,087)
Equity securities available for sale:			
Gross realized gains	**$ 29,863**	$ 15,216	$ 7,622
Gross realized losses	**(4,259)**	(4,128)	(6,561)
Net	**$ 25,604**	$ 11,088	$ 1,061

A summary of the net increase (decrease) in unrealized investment gains and losses less applicable income tax expense (benefit), is as follows:

	Year ended December 31,		
Amounts in thousands	**2004**	**2003**	**2002**
Net increase (decrease) in net unrealized investment gains and losses:			
Fixed maturities available for sale	**$ (8,869)**	$ 22,114	$ 40,858
Income tax expense (benefit)	**(3,104)**	7,740	14,300
	$ (5,765)	$ 14,374	$ 26,558
Equity securities	**$ 2,530**	$ 43,598	$ (2,178)
Income tax expense (benefit)	**876**	15,279	(785)
	$ 1,654	$ 28,319	$ (1,393)

Accumulated unrealized gains and losses on securities available for sale is as follows:

Amounts in thousands	December 31, 2004	2003
Fixed maturities available for sale:		
Unrealized gains	$ 89,175	$ 96,884
Unrealized losses	(8,819)	(7,658)
Tax effect	(28,124)	(31,229)
	$ 52,232	$ 57,997
Equity securities available for sale:		
Unrealized gains	$ 46,284	$ 43,885
Unrealized losses	(2,474)	(2,605)
Tax effect	(15,334)	(14,444)
	$ 28,476	$ 26,836

The amortized costs and estimated market values of investments in fixed maturities available for sale as of December 31, 2004 are as follows:

Amounts in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 153,770	$ 446	$ 632	$ 153,584
Obligations of states and political subdivisions	1,637,514	82,121	4,147	1,715,488
Mortgage-backed securities	253,408	1,172	3,617	250,963
Corporate securities	112,170	5,311	323	117,158
Redeemable preferred stock	8,093	125	100	8,118
Totals	$ 2,164,955	$ 89,175	$ 8,819	$ 2,245,311

The amortized costs and estimated market values of investments in fixed maturities available for sale as of December 31, 2003 are as follows:

Amounts in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 96,821	$ 654	$ 333	$ 97,142
Obligations of states and political subdivisions	1,502,974	90,674	5,250	1,588,398
Mortgage-backed securities	161,621	1,060	1,131	161,550
Corporate securities	82,207	4,162	672	85,697
Redeemable preferred stock	12,460	334	272	12,522
Totals	$ 1,856,083	$ 96,884	$ 7,658	$ 1,945,309

The following table illustrates the gross unrealized losses included in the Company's investment portfolio and the fair value of those securities, aggregated by investment category. The table also illustrates the length of time that they have been in a continuous unrealized loss position as of December 31, 2004.

	Less than 12 months		12 months or more		Total	
Amounts in thousands	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S Treasury securities and obligations of U.S. government corporations and agencies	$ 629	$ 103,672	$ —	$ —	$ 629	$ 103,672
Obligations of states and political subdivisions	2,202	294,441	1,945	30,322	4,147	324,763
Corporate securities	287	34,560	37	4,167	324	38,727
Mortgage-backed securities	3,560	178,676	58	3,869	3,618	182,545
Redeemable preferred stock	8	1,230	93	1,008	101	2,238
Subtotal, debt securities	6,686	612,579	2,133	39,366	8,819	651,945
Equity securities	1,554	86,640	920	10,014	2,474	96,654
Total temporarily impaired securities	$ 8,240	$ 699,219	$ 3,053	$ 49,380	$ 11,293	$ 748,599

The Company monitors its investments closely. If an unrealized loss is determined to be other than temporary it is written off as a realized loss through the consolidated statements of income. The Company's methodology of assessing other-than-temporary impairments is based on security-specific analysis as of the balance sheet date and considers various factors including the length of time and the extent to which the fair value has been less than the cost, the financial condition and the near term prospects of the issuer, whether the debtor is current on its contractually obligated interest and principal payments, and the Company's intent to hold the investment for a period of time sufficient to allow the Company to recover its costs.

At December 31, 2004, the Company had a net unrealized gain on all investments of $124.2 million before income taxes which is comprised of unrealized gains of $135.5 million offset by unrealized losses of $11.3 million. Unrealized losses represent 0.4% of total investments at amortized cost. The Company's investment portfolio includes approximately 400 securities in a gross unrealized loss position. Of these unrealized losses, approximately $8.8 million relate to fixed maturity investments and the remaining $2.5 million relate to equity securities. Approximately $10.6 million of the unrealized losses are represented by a large number of individual securities with unrealized losses of less than 20% of each security's amortized cost. Of these, the most significant unrealized losses relate to two municipal bonds with unrealized losses of approximately $0.6 million and $0.4 million, respectively, representing market value declines of 19% and 16% of amortized cost. The remaining $0.7 million represents unrealized losses that exceed 20% of amortized costs. The Company has concluded that the gross unrealized losses of $11.3 million at December 31, 2004 are temporary in nature. However, facts and circumstances may change which could result in a decline in market value considered to be other than temporary.

At December 31, 2004, bond holdings rated below investment grade were 1.7% of total investments. The average Standard and Poor's rating of the bond portfolio was AA. The amortized cost and estimated market value of fixed maturities available for sale at December 31, 2004 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amounts in thousands	Amortized Cost	Estimated Market Value
Fixed maturities available for sale:		
Due in one year or less	$ 72,502	$ 72,549
Due after one year through five years	175,691	177,909
Due after five years through ten years	486,972	506,740
Due after ten years	1,176,382	1,237,150
Mortgage-backed securities	253,408	250,963
	$ 2,164,955	$ 2,245,311

NOTE 3. FIXED ASSETS

A summary of fixed assets follows:

	December 31,	
Amounts in thousands	**2004**	**2003**
Land	**$ 12,232**	$ 12,308
Buildings	**49,782**	46,362
Furniture and equipment	**110,654**	90,292
Leasehold improvements	**2,104**	1,603
	174,772	150,565
Less accumulated depreciation	**(86,127)**	(71,279)
Net fixed assets	**$ 88,645**	$ 79,286

NOTE 4. DEFERRED POLICY ACQUISITION COSTS

Policy acquisition costs incurred and amortized are as follows:

	Year ended December 31,		
Amounts in thousands	**2004**	**2003**	**2002**
Balance, beginning of year	**$ 146,951**	$ 119,035	$ 93,291
Costs deferred during the year	**590,442**	501,230	404,129
Amortization charged to expense	**(562,553)**	(473,314)	(378,385)
Balance, end of year	**$ 174,840**	$ 146,951	$ 119,035

NOTE 5. NOTES PAYABLE

The Company had outstanding debt at December 31, 2004 of $124.7 million. The debt consists of the proceeds from an August 7, 2001 public debt offering where the Company issued $125 million of senior notes payable under a $300 million shelf registration filed with the Securities and Exchange Commission in July 2001. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon payable on August 15 and February 15 each year. The notes mature on August 15, 2011. The Company incurred debt issuance costs of approximately $1.3 million, inclusive of underwriter's fees. These costs are deferred and then amortized as a component of interest expense over the term of the notes. The notes were issued at a slight discount at 99.723%, making the effective annualized interest rate including debt issuance costs approximately 7.44%. At December 31, 2004, the book value of the debt was $124.7 million and the fair market value was $141.3 million based upon quotations received from securities dealers.

Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The swap agreement terminates on August 15, 2011 and includes an early termination option exercisable by either party on the fifth anniversary or each subsequent anniversary by providing sufficient notice, as defined. The swap significantly reduced interest expense in 2002, 2003 and 2004, but does expose the Company to higher interest expense in future periods, should LIBOR rates increase. The effective annualized interest rate in 2004 was 3.3%. The swap is accounted for as a fair value hedge under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

NOTE 6. INCOME TAXES

The Company and its subsidiaries file a consolidated Federal income tax return. The provision for income tax expense (benefit) consists of the following components:

	Year ended December 31,		
Amounts in thousands	**2004**	**2003**	**2002**
Federal			
Current	**$ 101,259**	$ 49,299	$ 23,593
Deferred	**9,916**	11,606	(29,271)
	$ 111,175	$ 60,905	$ (5,678)
State			
Current	**$ 5,257**	$ 374	$ 237
Deferred	**5,203**	201	4
	$ 10,460	$ 575	$ 241
Total			
Current	**$ 106,516**	$ 49,673	$ 23,830
Deferred	**15,119**	11,807	(29,267)
Total	**$ 121,635**	$ 61,480	$ (5,437)

The income tax provision reflected in the consolidated statements of income is less than the expected federal income tax on income before income taxes as shown in the table below:

	Year ended December 31,		
Amounts in thousands	**2004**	**2003**	**2002**
Computed tax expense at 35%	**$ 142,745**	$ 86,030	$ 21,234
Tax-exempt interest income	**(26,288)**	(26,967)	(27,656)
Dividends received deduction	**(2,509)**	(2,734)	(3,065)
Reduction of losses incurred deduction for 15% of income on securities purchased after August 7, 1986	**4,193**	4,322	4,689
Other, net	**3,494**	829	(639)
Income tax expense (benefit)	**$ 121,635**	$ 61,480	$ (5,437)

The temporary differences that give rise to a significant portion of the deferred tax asset (liability) relate to the following:

	December 31,	
Amounts in thousands	**2004**	**2003**
Deferred tax assets		
20% of net unearned premium	**$ 59,400**	$ 47,670
Discounting of loss reserves and salvage and subrogation recoverable for tax purposes	**15,681**	16,957
Write-down of impaired investments	**6,466**	18,281
Capital loss carryforwards	**3,814**	838
Other deferred tax assets	**1,830**	1,409
Total gross deferred tax assets	**87,191**	85,155
Deferred tax liabilities		
Deferred acquisition costs	**(61,194)**	(51,433)
Tax liability on net unrealized gain on securities carried at market value	**(43,363)**	(45,673)
Tax depreciation in excess of book depreciation	**(5,715)**	(169)
Accretion on bonds	**(447)**	(57)
Undistributed earnings of insurance subsidiaries	**(3,250)**	—
Other deferred tax liabilities	**(3,828)**	(5,631)
Total gross deferred tax liabilities	**(117,797)**	(102,963)
Net deferred tax liabilities	**$ (30,606)**	$ (17,808)

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized.

On June 25, 2003, the California State Board of Equalization ("SBE") upheld Notices of Proposed Assessments ("NPAs") issued against the Company for tax years 1993 through 1996. In these NPAs, the California Franchise Tax Board ("FTB") disallowed a portion of the Company's expenses related to management services provided to its insurance company subsidiaries on grounds that such expenses were allocable to the Company's tax-deductible dividends from such subsidiaries. The SBE decision also resulted in a smaller disallowance of the Company's interest expense deductions than was proposed by the FTB in those years. The Company filed a petition for rehearing with the SBE and a rehearing was granted. The rehearing is expected to be held in the spring of 2005.

The Company believes that the deduction of the expenses related to management services provided to its insurance company subsidiaries is meritorious and that this is further supported by the SBE's decision to grant a rehearing on the matter. The potential net liability on the franchise tax issues in 1993 through 1996, after federal tax benefit, amounts to approximately $9 million. The Company has recorded a tax liability of approximately $1 million for the issues related to these tax years.

On September 29, 2004, California Governor Arnold Schwarzenegger signed into law Assembly Bill 263 ("AB 263"). The law resolves an issue raised by the FTB where they interpreted a legal ruling ("Ceridian") to eliminate a dividends received deduction ("DRD") taken by insurance companies. AB 263 provides for an 80% DRD for tax years 1997 through 2007 and an 85% DRD for tax years after 2007. The Company intends to refile its 1997 through 2003 tax returns based on the DRD established by AB 263. The tax liability for this item is included in the tax liabilities at December 31, 2004.

NOTE 7. RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the reserves for losses and loss adjustment expenses is summarized as follows:

	Year ended December 31,		
Amounts in thousands	**2004**	**2003**	**2002**
Gross reserves for losses and loss adjustment expenses at beginning of year	**$ 797,927**	$ 679,271	$ 534,926
Less reinsurance recoverable	**(11,771)**	(14,382)	(18,334)
Net reserves, beginning of year	**786,156**	664,889	516,592
Incurred losses and loss adjustment expenses related to:			
Current year	**1,640,197**	1,447,986	1,242,060
Prior years	**(57,943)**	4,065	26,183
Total incurred losses and loss adjustment expenses	**1,582,254**	1,452,051	1,268,243
Loss and loss adjustment expense payments related to:			
Current year	**1,020,154**	892,658	759,165
Prior years	**461,649**	438,126	360,781
Total payments	**1,481,803**	1,330,784	1,119,946
Net reserves for losses and loss adjustment expenses at end of year	**886,607**	786,156	664,889
Reinsurance recoverable	**14,137**	11,771	14,382
Gross reserves, end of year	**$ 900,744**	$ 797,927	$ 679,271

The decrease in the provision for insured events of prior years in 2004 relates largely to a decrease in the estimated inflation rates on the 2002 and 2003 accident years on bodily injury coverage for California automobile insurance. For 2003 and 2002, the increase largely relates to an increase in the ultimate liability for bodily injury, physical damage and collision claims over what was originally estimated. The increases in these claims relate to increased severity over what was originally recorded and are the result of inflationary trends in health care costs, auto parts and body shop labor costs.

During the third quarter of 2004, the state of Florida was ravaged by four hurricanes. The Company estimated that its pre-tax losses resulting from these hurricanes is approximately $22 million. The estimate is based upon the total number of claims reported and the number of unreported claims anticipated as a result of the hurricanes. This compares with the pre-tax losses of approximately $16 million incurred from the California firestorms in 2003.

NOTE 8. DIVIDEND RESTRICTIONS

The Insurance Companies are subject to the financial capacity guidelines established by their domiciliary states. The payment of dividends from statutory unassigned surplus of the Insurance Companies is restricted, subject to certain statutory limitations. For 2005, the direct insurance subsidiaries of the Company are permitted to pay approximately $235 million in dividends to the Company without the prior approval of the Insurance Commissioner of the state of domicile. The above statutory regulations may have the effect of indirectly limiting the ability of the Company to pay dividends. During 2004 and 2003, the Insurance Companies paid dividends to Mercury General Corporation of $99.0 million and $76.0 million, respectively.

NOTE 9. STATUTORY BALANCES AND ACCOUNTING PRACTICES

The Insurance Companies prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the various state insurance departments. Prescribed statutory accounting practices include primarily those published as statements of Statutory Accounting Principles by the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. As of December 31, 2004, there were no material permitted statutory accounting practices utilized by the Insurance Companies.

The Insurance Companies' statutory net income, as reported to regulatory authorities, was $270,466,000, $168,118,000 and $14,792,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The statutory policyholders' surplus of the Insurance Companies, as reported to regulatory authorities, as of December 31, 2004 and 2003 was $1,361,072,000 and $1,169,427,000, respectively.

The Company has estimated the risk-based capital requirements of each of the Insurance Companies as of December 31, 2004 according to the formula issued by the NAIC. Each of the Insurance Companies' policyholders' surplus exceeded the highest level of minimum required capital.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company is obligated under various noncancellable lease agreements providing for office space and equipment rental that expire at various dates through the year 2012. Total rent expense under these lease agreements was $6,921,000, $6,150,000 and $4,815,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The annual rental commitments, expressed in thousands, are shown as follows:

Year	Rent Expense
2005	$ 6,984
2006	$ 6,367
2007	$ 5,820
2008	$ 3,908
2009	$ 1,976
Thereafter	$ 670

In January 2005, the Company completed the acquisition of a 157,000 square foot office building which houses the Company's Eastern Region operations that the Company previously leased. The purchase price of $24,888,000 includes the assumption of a secured promissory note in the amount of $11,250,000. Under the terms of the note, interest only is payable quarterly at a rate based on LIBOR. The terms of the note also contain restrictions for prepayment which includes penalties for partial or complete prepayment. The note matures on August 1, 2008 at which time the principal and any outstanding interest is due and payable.

The Company is, from time to time, named as a defendant in various lawsuits incidental to its insurance business. In most of these actions, plaintiffs assert claims for punitive damages, which are not insurable under judicial decisions. The Company has established reserves for lawsuits in cases where the Company is able to estimate its potential exposure and it is probable that the court will rule against the Company. The Company vigorously defends actions against it, unless a reasonable settlement appears appropriate. The Company believes that adverse results, if any, in the actions currently pending should not have a material effect on the Company's operations or financial position.

In *Robert Krumme, On Behalf Of The General Public vs. Mercury Insurance Company, Mercury Casualty Company, and California Automobile Insurance Company* (Superior Court for the City and County of San Francisco), initially filed June 30, 2000, the plaintiff asserted an unfair trade practices claim under Section 17200 of the California Business and Professions Code. Specifically, the case involves a dispute over the legality of broker fees (generally less than $100 per policy) charged by independent brokers who sell the Company's products to consumers that purchase insurance policies written by the California Companies. The plaintiff asserted that the brokers who sell the Company's products should not charge broker fees and that the Company benefits from these fees and should be liable for them. The plaintiff sought an elimination of the broker fees and restitution of previously paid broker fees. In April 2003, the court ruled that the brokers involved in the suit were in fact agents of the Company; however, the court also held that the Company was not responsible for retroactive restitution. The court issued an injunction on May 16, 2003 that prevents the Company from either (a) selling auto or homeowners insurance through any producer that is not appointed as an agent under Insurance Code, Section 1704, (b) selling auto or homeowners insurance through any producer that charges broker fees and (c) engaging in comparative rate advertising and failing to disclose the possibility that a broker fee may be charged. The Company appealed, which had the effect of staying all but the advertising aspects of the court's injunction. After the trial court decision, the Company changed its comparative rate advertising and now discloses the possibility that broker fees may be charged. In October 2004, the California Court of Appeals upheld the judgment of the trial court and denied the Company's request for rehearing. On January 19, 2005, the California Supreme Court denied the Company's petition to review the decision rendered by the California Court of Appeals.

Following the decision by the California Supreme Court not to review the California Court of Appeals' ruling, representatives of the Company held discussions with representatives of the plaintiffs and of the California DOI regarding changes to the Company's business practices that have been or may be implemented in response to the case. As a result of these discussions, a stipulation was filed jointly by the plaintiffs and the Company to extend the stay of the trial court's injunction that was in place during the appeals process. The Company filed a Motion to Vacate the trial court's injunction on the basis that the Company has implemented material changes in its relationship with broker-agents. A hearing is scheduled on March 24, 2005 in the Superior Court of the State of California regarding the Company's Motion to Vacate. The Company is unable to estimate the impact, if any, should it be required to appoint its brokers as agents.

In February 2004, the California DOI issued a Notice of Non-Compliance ("NNC") to the California Companies based on the trial court ruling in the *Robert Krumme* litigation. The NNC alleges that the California Companies willfully misrepresented the actual price insurance consumers could expect to pay for insurance by the amount of a one-time fee charged by the consumer's insurance broker. The California Companies filed a Notice of Defense which is based on the same grounds that formed the Company's defense in the *Robert Krumme* case. The administrative proceeding has been stayed at the California DOI's request until a resolution is reached on the *Robert Krumme* case. Settlement negotiations have commenced in order to resolve the matter including reimbursement of costs to the DOI and the payment of a monetary penalty. No specific discussions have taken place regarding the amount of monetary penalty, except that the DOI has indicated that a monetary penalty would be required. The Company is unable to estimate the ultimate amount of the monetary penalty therefore no adjustment for the potential monetary penalty is recorded in the financial statements.

In *Kate Steinbeck vs. Mercury Insurance Company, Mercury Casualty Company, and California Automobile Insurance Company* (Orange County Superior Court), filed October 7, 2004, the plaintiff alleges that billing service fees charged in connection with installment payments made by insureds constitute premium and that Section 381 of the California Insurance Code bars the charging of premium not specified in the policy. The Complaint states claims for breach of contract, violations of the California Unfair Competition Law, violation of the California Consumer Legal Remedies Act, and common count claims for unjust enrichment and money had and received under this theory. The Complaint also seeks class action status, unspecified damages and restitution, injunctive relief, and unspecified attorneys' fees. On January 19, 2005, the Company filed a Demurrer to the Complaint seeking its dismissal with prejudice for failure to state a claim and a Motion to Strike Certain Allegations in the Complaint. The latter motion seeks to strike the class and representative allegations in the Complaint in the event the Demurrer is not sustained with prejudice as to all of the plaintiff's alleged individual causes of actions. The Demurrer and Motion to Strike are currently scheduled to be heard in April 2005. The Company believes that its actions are in compliance with both industry practice and California law and intends to vigorously defend this case. The Company can not predict the ultimate outcome at this stage of the proceedings.

Sam Donabedian, individually, and on behalf of those similarly situated vs. Mercury Insurance Company (Los Angeles Superior Court), filed April 20, 2001, involves a dispute over insurance rates/premiums charged to the plaintiff and the legality of persistency discounts. The action was dismissed when the Company's Demurrer to the plaintiff's First Amended Complaint was sustained without leave to amend. The dismissal of this case was appealed and then overruled by an Appellate Court on the basis that there are factual issues as to whether the persistency discounts as applied comply with the Company's class plan and the California Insurance Code. The California Supreme Court declined to grant review. The plaintiff filed a Second Amended Complaint in December 2004, which specifically alleges that the Company violated California Business and Professional Code 17200 et seq. and California Civil Code Section 1750et seq. and that it breached the implied covenant of good faith and fair dealing. The Second Amended Complaint seeks relief in the form of an injunction to cease the alleged unfair business acts, notification to policyholders of the alleged acts, unspecified restitution and monetary damages including punitive damages and unspecified attorney's fees and costs. The plaintiff filed a Third Amended Complaint in February 2005 which was substantially the same as the Second Amended Complaint. The Company filed Demurrers to the Amended Complaints. A hearing is scheduled for April 22, 2005. No trial date has been scheduled and the Plaintiff has not filed a motion seeking to certify the putative class. The Company intends to vigorously defend this case. Since the case is in its early stages, the Company is not able to determine the potential outcome of this matter and potential liability exposure.

Dan O'Dell, individually and on behalf of others similarly situated v. Mercury Insurance Company, Mercury General Corporation (Los Angeles Superior Court), filed July 12, 2002, involves a dispute over whether the Company's use of certain automated database vendors to help determine the value of total loss claims is proper. The plaintiff (along with plaintiffs in other coordinated cases against other insurers) is seeking class certification and unspecified damages for breach of contract and bad faith, including punitive damages, restitution, an injunction preventing us from using valuation software and unspecified attorneys' fees and costs. In 2003, the court granted the Company's motion to stay the action pending compliance with a contractual arbitration provision.

The arbitration was completed in August 2004 and the award in the Company's favor has been confirmed by the court in January 2005. Based upon the arbitration result and other defenses, the Company intends to challenge the pleadings and seek dismissal. The Company is not able to evaluate the likelihood of an unfavorable outcome or to estimate a range of potential loss in the event of an unfavorable outcome at the present time.

In *Marissa Goodman, on her own behalf and on behalf of all others similarly situated v. Mercury Insurance Company* (Los Angeles Superior Court), filed June 16, 2002, the plaintiff is challenging the Company's use of certain automated database vendors to assist in valuing claims for medical payments. The plaintiff is seeking to have the case certified as a class action. As with the *O'Dell* case above, and the other cases in the coordinated proceedings, plaintiff alleges that these automated databases systematically undervalue medical payment claims to the detriment of insureds. The plaintiff is seeking unspecified actual and punitive damages. Similar lawsuits have been filed against other insurance carriers in the industry. The case has been coordinated with two other similar cases, and also with ten other cases relating to total loss claims. The Company and the other defendants were successful on demurrer. The plaintiffs filed a Second Amended Complaint on June 28, 2004 which was substantially the same as the original complaint. The Company has answered the Second Amended Complaint and will file a Motion for Summary Judgment as to the claims of Ms. Goodman. The Company expects the Motion to be heard in May 2005. The Company is not able to evaluate the likelihood of an unfavorable outcome or to estimate a range of potential loss in the event of an unfavorable outcome at the present time. The Company intends to vigorously defend this lawsuit jointly with the other defendants in the coordinated proceedings.

The Company is also involved in proceedings relating to assessments and rulings made by the California Franchise Tax Board. See Note 6 of Notes to Consolidated Financial Statements.

NOTE 11. PROFIT SHARING PLAN

The Company, at the option of the Board of Directors, may make annual contributions to an employee Profit Sharing Plan (the "Plan"). The contributions are not to exceed the greater of the Company's net income for the plan year or its retained earnings at that date. In addition, the annual contributions may not exceed an amount equal to 15% of the compensation paid or accrued during the year to all participants under the Plan. The annual contribution was $1,700,000, $1,500,000 and $1,500,000 for plan years ended December 31, 2004, 2003 and 2002, respectively.

The Plan includes an option for employees to make salary deferrals under Section 401(k) of the Internal Revenue Code. Company matching contributions, at a rate set by the Board of Directors, totaled $2,841,000, $2,235,000 and $2,030,000 for the plan years ended December 31, 2004, 2003 and 2002, respectively.

The Plan also includes an employee stock ownership plan ("ESOP") that covers substantially all employees. The Board of Directors authorized the Plan to purchase $1 million of the Company's common stock in the open market for allocation to the Plan participants. The Company recognized $1,000,000 as compensation expense in 2004, 2003 and 2002, respectively.

NOTE 12. COMMON STOCK

Dividends paid per-share in 2004, 2003 and 2002 were $1.48, $1.32 and $1.20, respectively and dividends paid in total in 2004, 2003 and 2002 were $80,632,000, $71,817,000 and $65,173,000, respectively.

The Company adopted a stock option plan in October 1985 (the "1985 Plan") under which 5,400,000 shares were reserved for issuance. Options granted during 1985 were exercisable immediately. Subsequent options granted become exercisable 20% per year beginning one year from the date granted. All options were granted at the market price on the date of the grant and expire in 10 years.

In May 1995, the Company adopted the 1995 Equity Participation Plan (the "1995 Plan") which succeeds the 1985 Plan. Under the 1995 Plan, 5,400,000 shares of Common Stock are authorized for issuance upon exercise of options, stock appreciation rights and other awards, or upon vesting of restricted or deferred stock awards. During 1995, the Company granted incentive stock options under both the 1995 Plan and the 1985 Plan. The options granted become exercisable 20% per year beginning one year from the date granted and were granted at the market price on the date of the grant. The options expire in 10 years. At December 31, 2004 no awards other than options have been granted.

A summary of the status of the Company's plans as of December 31, 2004, 2003 and 2002 and changes during the years ending on those dates is presented below:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**547,970**	**$ 32.662**	582,950	$ 31.118	580,800	$ 27.739
Granted during the year	**54,500**	**51.412**	32,500	39.856	87,000	41.497
Exercised during the year	**(90,565)**	**24.158**	(62,480)	21.307	(84,850)	18.629
Canceled or expired	**(5,240)**	**40.452**	(5,000)	41.335	—	—
Outstanding at end of year	**506,665**	**36.118**	547,970	32.662	582,950	31.118
Options exercisable at year-end	**320,365**		331,090		313,690	
Weighted-average fair value of options granted during the year	**$ 13.80**		$ 11.40		$ 11.79	

The following table summarizes information regarding the stock options outstanding at December 31, 2004:

Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable at 12/31/04	Weighted Avg. Exercise Price
$15.00 to 15.9375	**25,500**	**0.42**	**$ 15.588**	**25,500**	**$ 15.558**
$21.75 to 29.77	**128,240**	**3.77**	**24.641**	**114,840**	**24.422**
$31.22 to 48.5314	**352,925**	**6.84**	**41.772**	**180,025**	**39.572**
$15.00 to 48.5314	**506,665**	**5.74**	**36.118**	**320,365**	**32.232**

NOTE 13. EARNINGS PER SHARE

A reconciliation of the numerator and denominator used in the basic and diluted earnings per share calculation is presented below:

	2004			2003			2002		
	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount
Basic EPS									
Income available to common stockholders	**$ 286,208**	**54,471**	**$ 5.25**	$ 184,321	54,402	$ 3.39	$ 66,105	54,314	$ 1.22
Effect of dilutive securities:									
Options	—	**162**		—	145		—	188	
Diluted EPS									
Income available to common stockholders after assumed conversions	**$ 286,208**	**54,633**	**$ 5.24**	$ 184,321	54,547	$ 3.38	$ 66,105	54,502	$ 1.21

The diluted weighted shares excludes incremental shares of 8,000, 133,000 and 8,000 for 2004, 2003 and 2002, respectively. These shares are excluded due to their antidilutive effect.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Mercury General Corporation:

We have audited the accompanying consolidated balance sheets of Mercury General Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury General Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Los Angeles, California
March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Mercury General Corporation:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control over Financial Reporting*, that Mercury General Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mercury General Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Mercury General Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Mercury General Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mercury General Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Los Angeles, California
March 11, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal controls over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based upon its assessment, the Company's management believes that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on these criteria.

The Company's independent auditors have issued an attestation report on management's assessment of the Company's internal controls over financial reporting. This report appears on page 56.

OTHER INFORMATION

The Company has included as Exhibits 31 and 32 to its 2004 Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of the Company regarding the Company's public disclosure. In addition, the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying, without any qualifications, that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards as required by Section 303A.12 of the NYSE Listed Company Manual. A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished without charge to any shareholder upon written request to the Company's Chief Financial Officer, Mercury General Corporation, 4484 Wilshire Boulevard, Los Angeles, California 90010. Please visit the Mercury General Corporation's Investor Information site at www.mercuryinsurance.com/corporate. The Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, including the exhibits thereto, is also available free of charge at the SEC's website at www.sec.gov.

MARKET INFORMATION

The Company's stock trades on the New York Stock Exchange under the symbol MCY. The following table sets forth, for the periods indicated, the high and low sales price of the stock.

Year ended December 31, 2004	High	Low
Fourth Quarter	**$ 60.26**	**$ 47.60**
Third Quarter	**$ 53.27**	**$ 46.95**
Second Quarter	**$ 53.40**	**$ 47.70**
First Quarter	**$ 53.24**	**$ 46.29**

Year ended December 31, 2003	High	Low
Fourth Quarter	$ 50.30	$ 44.78
Third Quarter	$ 47.40	$ 42.05
Second Quarter	$ 48.59	$ 37.82
First Quarter	$ 39.05	$ 33.50

During 2004 and 2003, the Company paid dividends on its common stock of $1.48 per share ($0.37/quarter) and $1.32 per share ($0.33/quarter), respectively. On January 28, 2005, the Board of Directors declared a $0.43 quarterly dividend payable on March 31, 2005 to stockholders of record on March 15, 2005.

As a holding company, Mercury General is largely dependent upon dividends from its subsidiaries to pay dividends to its shareholders. These subsidiaries are subject to state laws that restrict their ability to distribute dividends. Under the state restrictions, the direct insurance subsidiaries of the Company are entitled to pay dividends to Mercury General during 2005 of up to approximately $235 million without prior regulatory approval.


MERCURY
GENERAL CORPORATION

WWW.MERCURYINSURANCE.COM